EXHIBIT IX
Financial report 2009
Report of the Board of Directors
During 2009, the financial markets showed increasing signs of normalisation. However, credit supply remained restrained, the real economy continued adjusting, and output fell in the membership area.
     In this environment, the demand for NIB’s loans continued to be strong. As the capital base limited expansion, loan disbursements were kept on a lower level than in 2007 and 2008. This led to a higher degree of prioritisation of loan projects. Reflecting the economic developments, some further impairments to the NIB loan-book were made during the period.
     Core earnings increased steadily and were, for the year as a whole, somewhat above the outcome of 2008. However, NIB’s profit rose significantly to EUR 323.9 million. Positive valuations on financial instruments in the Bank’s treasury portfolios contributed to the profit together with positive adjustments to the Bank’s hedge accounting.
Strategic focus
     During the year, an increasing emphasis was put on seeking projects, which comply with the Bank’s mandate to support competitiveness and the environment. Accordingly, 77% of loans agreed last year were in the areas of: energy; the environment; transport, logistics and communications; and innovation, where the mandate compliance is typically high. This was considered particularly important during difficult times, when the ability of the private sector to finance such projects was clearly diminished.
     NIB continued to utilise its two environmental lending facilities, CLEERE and BASE. By the end of the year, the entire EUR 1 billion CLEERE facility for financing projects aimed at climate change mitigation and adaptation had been allocated. There was less demand for BASE, the Baltic Sea Environment Financing Facility, which mainly targets projects within the HELCOM Baltic Sea Action Plan; approximately one fifth of the total EUR 500 million framework had been used. In order to speed up the implementation of this plan, a new trust fund managed by NIB and NEFCO was established with contributions from Sweden and Finland.
     A key policy decision was to sharpen NIB’s geographical focus. The Board of Directors decided that NIB will intensify its cooperation with a limited number of non-member countries, which offer the highest potential in terms of project participant interest and mandate fulfilment. The aim is to deepen relations and increase the Bank’s presence in these countries, while offering more value-added to the stakeholders. Accordingly, the neighbouring Baltic Sea region, including Poland, Russia and the Ukraine, will continue to be a priority area and the Bank will further develop its cooperation with some of the major emerging economies, such as Brazil, China and India.
     The Board of Directors approved a number of policies during the year. The liquidity policy defines the Bank’s approach towards liquidity and sets the framework and objectives for the Bank’s treasury operations. A Compliance Policy was adopted as a follow-up to the establishment of the compliance function. The Bank’s Financial Policies were updated to reflect the changes in NIB’s organisation, working processes as well as changes in the Bank’s policies and guidelines. The Board also approved policies relating to updating the legal framework for the staff.
     Madis Üürike acted as Chairman of the Board.
Activities
Demand continued to be high for NIB loans in 2009 and the Bank signed 40 loan agreements during the year. The disbursement of loans was EUR 1,954 million, compared to EUR 2,486 million during the same period in 2008. Loans agreed reached EUR 1,417 million, compared to EUR 2,707 million during the same period previous year.
     The Bank has identified some sectors that in particular contribute to the fulfilment of the Bank’s mandate: environment; energy; transport, logistics and communications; and innovation.
     Last year, environment-related lending accounted for 48% of agreed loans with projects supporting the use of renewable energy, energy efficiency, clean technologies, wastewater treatment and green transport solutions.
     Other energy-related lending concentrated on rehabilitation and upgrading of hydropower plants as well as on transmission and distribution networks. Energy investments accounted for 6% of the loans agreed during the year.
     Transport, logistics and communication accounts for 18% of agreed loans. This year, NIB has participated, for example, in financing investments for the development of infrastructure and public transport as well as for expansion of telecommunication networks. In the field of innovation, NIB provided loans for investments in research and development (5%).
     Small and medium-sized enterprises were targeted through intermediary banks and regional IFIs (13%). The more traditional manufacturing and service industries accounted for 10% of the loans agreed in 2009.
     In total, 85% of the lending was targeted inside the membership area. The re-focusing of non-member country activities was reflected in lending: all new loan approvals were in the chosen focus countries.
     As a consequence of the economic situation, NIB paid increasing attention to monitoring the loan portfolio in order to identify and mitigate possible problems among existing borrowers. A temporary work-out unit dealt with loans which were watch-listed or subject to work-out.
     The Bank’s funding needs of EUR 4.1 billion were fulfilled through issuance of two global benchmark loans and a number of smaller public and private placements. The Bank issued its first EUR 1 billion benchmark bond in April and a USD 1 billion global benchmark which followed in September.
     The year 2009 was challenging for the capital markets. Funding costs were volatile with high costs experienced during the first half of the year, and a reversion to more normalised levels during the latter part of the year. Throughout the period, NIB bonds met with strong demand and the Bank managed to increase the duration of new funding to approximately 5-years, compared to 3.6-years in 2008.
     It is the Bank’s target to ensure a sufficient level of liquidity to be able to continue disbursing new loans and fulfil all payment obligations for one year forward, without necessitating additional funding.
Financial results
NIB’s net interest income amounted to EUR 219 million, which corresponds to an increase of EUR 7 million compared to 2008. The administrative expenses for the period amounted to EUR 31 million. NIB’s underlying business for 2009 in terms of core earnings1) shows solid steady development with the increase to EUR 192 million, compared to EUR 189 million for the corresponding period previous year.
     NIB’s profit rose to EUR 324 million, of which net profit on financial operations accounted for EUR 178 million. Valuation profits on financial instruments amounted to EUR 136 million. The adjustments to hedge accounting during the period were positive at EUR 38 million.
     Loan impairments amounted to EUR 43 million in 2009, which is less than in 2008 (EUR 79 million).
     The Bank’s total assets at the end of the period were EUR 22 billion, down from EUR 23 billion at the end of 2008. Loans outstanding increased by 5.4% to EUR 14 billion compared with year end 2008.
Risk management
Overall, the quality of the Bank’s portfolios remained high in 2009, despite continued weakening of the economy and the problems encountered by some counterparts. The share of the weakest risk classes continued to increase as a result of internal downgradings. The credit quality of the treasury portfolio remained stable during the year. Portfolios were well-balanced as regards both the geographical and sectoral distribution, as well as the degree of concentration in terms of exposure to individual counterparties.
     The Bank continued to emphasize follow-up measures on its customers and counterparties during 2009.
Administration
NIB’s Board of Directors prolonged the appointment of Johnny Åkerholm as President and CEO of NIB.
     Mr Åkerholm took up his position on 1 April 2005 for a five-year period. This mandate has now been extended by two years until the end of March 2012.
Outlook
NIB assumes that the economic activity in the member countries will pick up slightly but still remain rather subdued. The financial institutions within the member countries will continue to apply tight credit standards. Projects within the focus sectors, also those high on the political agenda, are expected to continue to suffer from the effects of the financial crisis.
     In this environment, NIB anticipates demand for its loans to persist during 2010. NIB also expects to continue to have good access to funding in the financial markets.
1) Core earnings consist of the profit before adjustments to hedge accounting, realised and unrealised gains/losses of the trading portfolio, credit losses and reversals thereof.

Table 1
KEY FIGURES

(In EUR million unless otherwise specified)	2009	2008	2007
Net interest income	219	212	187
Profit/loss on financial operations	178	-387	-90
Loan impairments	43	79	—
Core earnings	192	189	161
Profit/loss	324	-281	69
Equity	2,050	1,730	2,037
Total assets	22,423	22,620	19,973
Solvency ratio (equity/total assets %)	9.1%	7.6%	10.2%
Table 2
LENDING

(In EUR million unless otherwise specified)	2009	2008	2007
Energy	89	416
Environment	684	566
Transport, logistics and communication	252	527
Innovation	72	40
Financial intermediaries	185	208
Manufacturing and mining	57	795
Services and other	77	154
Loans agreed total	1,417	2,707	2,214
Member countries	1,201	2,027	1,810
Non-member countries	216	680	404
Number of loan agreements, total	40	53	57
Member countries	33	40	45
Non-member countries	7	13	12
Loans outstanding and guarantees	13,775	13,079	12,316
Member countries	10,901	10,160	9,898
Non-member countries	2,874	2,920	2,417
Repayments and prepayments	1,343	1,467	1,282
New sectoral division of lending activities introduced in 2008.

Table 3
FINANCIAL ACTIVITIES

(In EUR million unless otherwise specified)	2009	2008	2007
New debt issues	4,137	4,681	4,288
Debts evidenced by certificates at year-end	17,998	17,549	15,023
Number of borrowing transactions	71	59	69
Number of borrowing currencies	10	13	10

Proposal by the Board of Directors to the Board of Governors
The Board of Directors’ proposal with regard to the financial results for the year 2009 takes into account the need to keep its ratio of equity to total assets at a secure level, which is a prerequisite for maintaining the Bank’s high creditworthiness.
In accordance with section 11 of the Statutes of the Bank, it is proposed that the profit for 2009 of EUR 323,899,669.47 be allocated as follows:
EUR 209,899,669.47 be transferred to the General Credit Risk Fund as a part of equity;
EUR 114,000,000.00 be transferred to the Special Credit Risk Fund for Project Investment Loans;
no transfer be made to the Statutory Reserve. The Statutory Reserve amounts to EUR 670,567,820.55 or 16.2% of the Bank’s authorized capital stock; and
no dividends be made available to the Bank’s member countries.
The statements of comprehensive income, financial position, changes in equity and cash flow, as well as the notes to the financial statements, can be found on pages 6 through 42.
Helsinki, 4 March 2010

Madis Üürike

Rolandas Kriščiūnas

þorsteinn þorsteinsson

Edmunds Krastiņš

Kristina Sarjo

Johnny Åkerholm,
President and CEO

Jesper Olesen

Arild Sundberg

Erik Åsbrink

Statement of comprehensive income 1 January–31 December

EUR 1,000	Note	2009	2008
Interest income		603,038	979,236
Interest expense		-384,040	-766,845

Net interest income	(1),(2),(22)	218,998	212,391

Commission income and fees received	(3)	8,909	9,567
Commission expense and fees paid		-2,843	-2,310
Net profit/loss on financial operations	(4)	177,754	-386,923
Foreign exchange gains and losses		-733	-142

Operating income		402,085	-167,417

Expenses
General administrative expenses	(5),(22)	30,601	30,346
Depreciation	(9),(10)	5,074	4,360
Impairment of loans	(6),(8)	42,511	79,150

Total expenses		78,186	113,856

PROFIT/LOSS FOR THE YEAR		323,900	-281,273

Value adjustments on the available-for-sale portfolio		-3,533	-734

Total comprehensive income		320,367	-282,007

The Nordic Investment Bank’s accounts are kept in euro.

Statement of financial position at 31 December

EUR 1,000		Note	2009	2008
ASSETS		(1),(18),(19),(20),(21)
Cash and cash equivalents 1)		(17),(23)	973,837	2,500,400

Financial placements		(17)
Placements with credit institutions			84,954	82,013
Debt securities		(7)	5,659,220	4,778,754
Other			19,999	14,157

			5,764,173	4,874,924

Loans outstanding		(8),(17)	13,762,661	13,062,568

Intangible assets		(9)	6,703	6,816
Tangible assets, property and equipment		(9)	33,457	35,107

Other assets		(11),(17)
Derivatives			1,463,803	1,734,353
Other assets		(22)	28,789	8,123

			1,492,592	1,742,476

Payments to the Bank’s reserves, receivable			17,758	31,556
Accrued interest and fees receivable			372,289	366,590

TOTAL ASSETS			22,423,470	22,620,436

LIABILITIES AND EQUITY		(1),(18),(19),(20),(21)
Liabilities
Amounts owed to credit institutions		(17),(22)
Short-term amounts owed to credit institutions		(23)	452,395	1,092,809
Long-term amounts owed to credit institutions			201,052	79,107

			653,447	1,171,917

Repurchase agreements				45,900

Debts evidenced by certificates		(12),(17)
Debt securities issued			17,775,437	17,320,259
Other debt			222,117	229,122

			17,997,553	17,549,380

Other liabilities		(13),(17)
Derivatives			1,423,870	1,785,185
Other liabilities			7,747	5,204

			1,431,617	1,790,389

Accrued interest and fees payable			290,544	332,907

Total liabilities			20,373,161	20,890,493

Equity
Authorised and subscribed capital	4,141,903
of which callable capital	-3,723,302
Paid-in capital	418,602	(14)	418,602	418,602
Reserve funds		(15)
Statutory Reserve			670,568	656,770
General Credit Risk Fund			340,857	622,131
Special Credit Risk Fund PIL			281,919	281,919
Payments to the Bank’s reserves, receivable			17,758	31,556
Other value adjustments			-3,294	239
Profit/loss for the year			323,900	-281,273

Total equity			2,050,310	1,729,943

TOTAL LIABILITIES AND EQUITY			22,423,470	22,620,436

Collateral and commitments		(16)

1)	Debt securities at floating interest rates of EUR 2,276,422 thousand have been transferred from Cash and cash equivalents to Financial placements as a result of the renewed definition of Cash and cash equivalents for the year 2008.
The Nordic Investment Bank’s accounts are kept in euro.

Changes in equity

					Payments to
					the Bank’s
			General	Special	Statutory	Appropriation
		Statutory	Credit Risk	Credit Risk	Reserve and	to dividend	Other value	Profit/loss for
EUR 1,000	Paid-in capital	Reserve	Fund	Fund PIL	credit risk funds	payment	adjustments	the period	Total
EQUITY AT 31 DECEMBER 2007	418,602	645,612	622,131	238,200	42,713	0	973	68,719	2,036,950

Appropriations between reserve funds				43,719		25,000		-68,719	0
Paid-in capital									0
Called in authorised and subscribed capital									0
Payments to the Bank’s Statutory Reserve and credit risk funds, receivable		11,158			-11,158				0
Dividend payment						-25,000			-25,000
Comprehensive income for the year							-734	-281,273	-282,007

EQUITY AT 31 DECEMBER 2008	418,602	656,770	622,131	281,919	31,555	0	239	-281,273	1,729,943

Appropriations between reserve funds			-281,273					281,273	0
Paid-in capital									0
Called in authorised and subscribed capital									0
Payments to the Bank’s Statutory Reserve and credit risk funds, receivable		13,798			-13,798				0
Comprehensive income for the year							-3,533	323,900	320,367

EQUITY AT 31 DECEMBER 2009	418,602	670,568	340,857	281,919	17,758	0	-3,294	323,900	2,050,310

	2009	2008
Proposed appropriation of the year’s profit/loss
Appropriation to Statutory Reserve	—	—
Appropriations to credit risk reserve funds
General Credit Risk Fund	209,900	-281,273
Special Credit Risk Fund PIL	114,000	—
Appropriation to dividend payment	—	—

PROFIT/LOSS FOR THE YEAR	323,900	-281,273

The Nordic Investment Bank’s accounts are kept in euro.

Cash flow statement 1 January–31 December

EUR 1,000	Note	Jan–Dec 2009	Jan–Dec 2008
Cash flows from operating activities
Profit/loss from operating activities		323,900	-281,273

Adjustments:
Amortisation of issuing charges		—	9,175
Market value adjustment, trading portfolio		-135,915	14,860
Debt securities moved from trading to held-to-maturity portfolio		—	46,829
Depreciation and write-down in value of tangible and intangible assets		5,074	4,360
Change in accrued interest and fees (assets)		-5,699	-554
Change in accrued interest and fees (liabilities)		-42,364	-30,561
Impairment of loans		42,511	79,150
Adjustment to hedge accounting		-37,661	38,809
Other adjustments to the year’s profit		-36	-34

Adjustments, total		-174,090	162,035

Lending
Disbursements of loans		-1,953,924	-2,486,401
Repayments of loans		1,326,496	1,467,170
Realised impairment losses on loans		16,630
Capitalisations, redenominations, index adjustments etc.		-865	-1,838
Transfer of loans to other financial placements		8,584
Transfer of loans to claims in other assets		64,423
Exchange rate adjustments		-204,805	255,290

Lending, total		-743,461	-765,779

Cash flows from operating activities, total		-593,651	-885,017

Cash flows from investing activities
Placements and debt securities
Purchase of debt securities		-2,934,459	-1,814,602
Sold and matured debt securities		2,292,851	855,700
Placements with credit institutions		-3,182	11,419
Other financial placements		-9,369	-6,247
Exchange rate adjustments etc.		-2,580	752

Placements and debt securities, total		-656,739	-952,978

Other items
Acquisition of intangible assets		-2,505	-2,023
Acquisition of tangible assets		-807	-753
Change in other assets		-130,076	-11,633

Other items, total		-133,388	-14,408

Cash flows from investing activities, total		-790,127	-967,386

Cash flows from financing activities
Debts evidenced by certificates
Issues of new debt		4,136,814	4,695,020
Redemptions		-3,644,632	-2,570,663
Exchange rate adjustments		281,597	-216,503

Debts evidenced by certificates, total		773,780	1,907,854

Other items
Long-term placements from credit institutions		121,945	-12,567
Change in swap receivables		118,636	-357,189
Change in swap payables		-487,173	-73,234
Change in other liabilities		2,543	708
Dividend paid		—	-25,000
Paid-in capital and reserves		13,798	11,158

Other items, total		-230,251	-456,125

Cash flows from financing activities, total		543,529	1,451,729

CHANGE IN NET LIQUIDITY	(23)	-840,249	-400,675

Opening balance for net liquidity		1,361,690	4,038,787

Closing balance for net liquidity		521,442	3,638,112

Debt securities at floating interest rates moved from cash and cash equivalents			-2,276,422

Opening balance for net liquidity 1 Jan 2009			1,361,690

Additional information to the statement of cash flows
Interest income received		597,339	981,068
Interest expense paid		-426,403	-797,406

The cash flow statement has been prepared using the indirect method and the cash flow items cannot be directly concluded from the statements of financial positions.

1)	Reclassification of debt securities from trading portfolio to held-to-maturity is included in these items.

2)	Including issuing charges of EUR -14,278 thousand for 1 Jan–31 Dec 2008.
The Nordic Investment Bank’s accounts are kept in euro.

Notes to the financial statements
ACCOUNTING POLICIES
General operating principles
The operations of the Nordic Investment Bank (hereinafter called the Bank or NIB) are governed by an agreement among the governments of Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (hereinafter called the member countries), and the Statutes adopted in conjunction with that agreement. NIB is an international financial institution that operates in accordance with sound banking principles. NIB finances private and public projects which have high priority with the member countries and the borrowers. NIB finances projects both in and outside the member countries, and offers its clients long-term loans and guarantees on competitive market terms.
     NIB acquires the funds to finance its lending by borrowing on international capital markets.
     The authorised capital stock of the Bank is subscribed by the member countries. Any increase or decrease in the authorised capital stock shall be decided by the Board of Governors, upon a proposal of the Board of Directors of the Bank.
     In the member countries, the Bank is exempt from payment restrictions and credit policy measures, and has the legal status of an international legal person, with full legal capacity. The Agreement concerning NIB contains provisions regarding immunity and privileges accorded to the Bank, e.g. the exemption of the Bank’s assets and income from taxation.
     The headquarters of the Bank are located at Fabianinkatu 34 in Helsinki, Finland.
Significant accounting principles
Basis for preparing the financial statements
The Bank’s financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). The Bank’s accounts are kept in euro. With the exceptions noted below, they are based on historical cost.
Significant accounting judgements and estimates
As part of the process of preparing the financial statements, the Bank’s management is required to make certain estimates and assumptions that have an effect on the Bank’s profits, its financial position and other information presented in the Annual Report. These estimates are based on available information and the judgements made by the Bank’s management. Actual outcomes may deviate from the assessments made, and such deviations may at times be substantial.
     The Bank uses various valuation models and techniques to estimate fair values of assets and liabilities. There are significant uncertainties related to these estimates in particular when they involve modelling complex financial instruments, such as derivative instruments used for hedging activities related to both borrowing and lending. The estimates are highly dependent on market data, such as the level of interest rates, currency rates and other factors. The uncertainties related to these estimates are reflected mainly in the statement of financial position. NIB undertakes continuous development in order to improve the basis for the fair value estimates, both with regard to modelling and market data. Changes in estimates resulting from refinements in assumptions and methodologies are reflected in the period in which the enhancements are first applied.
Recognition and derecognition of financial instruments
Financial instruments are recognised in the statement of financial position on a settlement date basis.
     A financial asset is derecognised when the contractual rights to the cash flows from the financial asset expire.
     A financial liability is removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are recognised in the accounts at the exchange rate prevailing on the closing date. Non-monetary assets and liabilities are recognised in the accounts at the euro rate prevailing on the transaction date. Income and expenses recognised in currencies other than the euro are converted on a daily basis to the euro, in accordance with the euro exchange rate prevailing each day.
     Realised and unrealised exchange rate gains and losses are recognised in the statement of comprehensive income.
     The Bank uses the official exchange rates published for the euro by the European Central Bank. See Note 24.
Cash and cash equivalents, net liquidity
Cash and cash equivalents comprise monetary assets and placements with original maturities of 6 months or less, calculated from the date the acquisition and placements were made.
     Net liquidity in the cash flow statement refers to the net amount of monetary assets, placements and liabilities with original maturities of 6 months or less calculated from the time the transaction was entered into.
Financial placements
Items recognised as financial placements in the statement of financial position include placements with credit institutions and in debt securities, for example, bonds and other debt certificates, as well as certain placements in instruments with equity features. The placements are initially recognised on the settlement date. Their subsequent accounting treatment depends on the purpose of the placements.
     Financial assets held for trading are carried at fair value. Changes in fair value are recognised in the statement of comprehensive income. Held-to-maturity financial investments are carried at amortised cost. These financial assets are assessed on an ongoing basis for impairment.
     Available-for-sale financial assets are measured at fair value. Unrealised value changes are recognised in “Equity” under the item “Comprehensive income for the year” as explained in Changes in equity.
Lending
The Bank may grant loans and provide guarantees under its Ordinary Lending or under various special lending facilities. The special lending facilities, which carry member country guarantees, consist of Project Investment Loans (PIL) and Environmental Investment Loans (MIL).
     Ordinary Lending includes loans and guarantees within and outside the member countries. The Bank’s Ordinary Lending ceiling corresponds to 250% of its authorised capital and accumulated general reserves and amounts to EUR 13,452 million following the allocations of the year’s profit in accordance with the Board of Directors’ proposal.
     Project Investment Loans are granted for financing creditworthy projects in the emerging markets of Africa, Asia, Europe and Eurasia, Latin America and the Middle East. The Bank’s Statutes permit loans to be granted and guarantees to be issued under the PIL facility up to an amount corresponding to EUR 4,000 million. The member countries guarantee the PIL loans up to a total amount of EUR 1,800 million. The Bank, however, will assume 100% of any losses incurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund for PIL. Only thereafter would the Bank be able to call the member countries’ guarantees according to the following principle: the member countries guarantee 90% of each loan under the PIL facility up to a total amount of EUR 1,800 million. Payment under the member countries’ guarantees takes place at the request of the Board of Directors, as provided for under an agreement between the Bank and each individual member country.
     The Bank is authorised to grant special Environmental Investment Loans up to the amount of EUR 300 million, for the financing of environmental projects in the areas adjacent to the member countries. The Bank’s member countries guarantee 100% of the MIL facility.
     The Bank’s lending transactions are recognised in the statement of financial position at the time the funds are transferred to the borrower. Loans are recognised initially at historical cost, which corresponds to the fair value of the transferred funds including transaction costs. Loans outstanding are carried at amortised cost. If the loans are hedged against changes in fair value by using derivative instruments, they are recognised in the statement of financial position at fair value, with value changes recognised in the statement of comprehensive income. Changes in fair value are generally caused by changes in market interest rates.
Impairment of loans and receivables
The Bank reviews its problem loans and receivables at each reporting date to assess whether an allowance for impairment should be recorded in the statement of comprehensive income. In particular, judgement by management is required in the estimation of the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.
     Receivables are carried at their estimated recoverable amount. Where the collectability of identified loans is in doubt, specific impairment losses are recognised in the statement of comprehensive income. Impairment is defined as the difference between the carrying value of the asset and the net present value of expected future cash flows, determined using the instrument’s original effective interest rate where applicable.
     In addition to specific allowances against individual loans, the Bank assesses the need to make a collective impairment test on exposures which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when originally granted. This collective impairment test is based on any deterioration in the internal rating of the groups of loans or investments from the time they were granted or acquired. These internal ratings take into consideration factors such as any deterioration in counterparty risk, value of collaterals or securities received, and sectorial outlook, as well as identified structural weaknesses or deterioration in cash flows.
     On the liabilities side, impairment is recognised in respect of the guarantees NIB has issued. The net cost of any calls made under guarantees and other similar commitments issued by NIB is likewise recognised in the statement of comprehensive income.
     In the event that payments in respect of an ordinary loan are more than 90 days overdue, all of the borrower’s loans are deemed to be non-performing and consequently the need for impairment is assessed and recognised.
     In the event that payments in respect of a PIL loan to a government or guaranteed by a government are more than 180 days overdue, all of the borrower’s loans are deemed to be non-performing. Whenever payments in respect of a PIL loan that is not to a government or guaranteed by a government are more than 90 days overdue, all of the borrower’s loans are deemed to be non-performing. Impairment losses are then recognised in respect of the part of the outstanding loan principal, interest, and fees that correspond to the Bank’s own risk for this loan facility at any given point in time.
Intangible assets
Intangible assets mainly consist of investments in software, software licenses and ongoing investments in new ICT systems. The investments are carried at historical cost, and are amortised over the assessed useful life of the assets, which is estimated to be between 3 and 5 years. The amortisations are made on a straight-line basis.
Tangible assets
Tangible assets in the statement of financial position include land, buildings, office equipment, and other tangible assets owned by the Bank. The assets are recognised at historical cost, less any accumulated depreciation based on their assessed useful life. No depreciations are made for land. The Bank’s office building in Helsinki is depreciated on a straight-line basis over a 40-year period. The Bank’s other buildings are depreciated over a 30-year period. The depreciation period for office equipment and other tangible assets is determined by assessing the individual item. The depreciation period is usually 3 to 5 years. The depreciations are calculated on a straight-line basis.
Write-downs and impairment of intangible and tangible assets
The Bank’s assets are reviewed annually for impairment. If there is any objective evidence of impairment, the impairment loss is determined based on the recoverable amount of the assets.
Borrowing
The Bank’s borrowing transactions are recognised in the statement of financial position at the time the funds are transferred to the Bank. The borrowing transactions are recognised initially at a cost that comprises the fair value of the funds transferred, less transaction costs. The Bank uses derivative instruments to hedge the fair value of virtually all its borrowing transactions. In these instances, the borrowing transaction is subsequently recognised in the statement of financial position at fair value, with any changes in value recognised in the statement of comprehensive income.
     Securities delivered under repurchase agreements are not derecognised from the statement of financial position. Cash received under repurchase agreements are recognised in the statement of financial position as “Repurchase agreements”.
Derivative instruments and hedge accounting
The Bank’s derivative instruments are initially recognised on a trade-date basis at fair value in the statement of financial position as “Other assets” or “Other liabilities”.
     During the time the Bank holds a derivative instrument, any changes in the fair value of such an instrument are recognised in the statement of comprehensive income, or directly in “Equity” as part of the item “Other value adjustments”, depending on the purpose for which the instruments were acquired. The value changes of derivative instruments that were not acquired for hedging purposes are recognised in the statement of comprehensive income. The accounting treatment for derivative instruments that were acquired for hedging purposes depends on whether the hedging operation was in respect of cash flow or fair value.
     At the time the IAS 39 standard concerning hedge accounting was adopted, the Bank had a portfolio of floating rate assets, which had been converted to fixed rates using derivative contracts (swaps). This portfolio was designated as a cash flow hedge, but this specific type of hedging is no longer used for new transactions. In general, the Bank does not have an ongoing programme for entering into cash flow hedging, although it may choose to do so at any given point in time.
     When hedging future cash flows, the change in fair value of the effective portion of the hedging instrument is recognised directly in “Equity” as part of the item “Other value adjustments” until the maturity of the instrument. At maturity, the amount accumulated in “Equity” is included in the statement of comprehensive income in the same period or periods during which the hedged item affects the statement of comprehensive income.
     In order to protect NIB from market risks that arise as an inherent part of its borrowing and lending activities, the Bank enters into swap transactions. The net effect of the swap hedging is to convert the borrowing and lending transactions to floating rates. This hedging activity is an integral part of the Bank’s business process and is designed as a fair value hedge.
     When hedging the fair value of a financial asset or liability, the derivative instrument’s change in fair value is recognised in the statement of comprehensive income together with the hedged item’s change in fair value in “Net profit on financial operations”.
     Sometimes a derivative may be a component of a hybrid financial instrument that includes both the derivative and a host contract. Such embedded derivative instruments are part of a structured financing transaction that is hedged against changes in fair value by means of matching swap contracts. In such cases, both the hedged borrowing transaction and the hedging derivative instrument are recognised at fair value with changes in fair value in the statement of comprehensive income.
     The hedge accounting is based on a clearly documented relationship between the item hedged and the hedging instrument. When there is a high (negative) correlation between the hedging instrument on the one hand and the value change on the hedged item or the cash flows generated by the hedged item on the other, the hedge is regarded as effective. The hedging relationship is documented at the time the hedge transaction is entered into, and the effectiveness of the hedge is assessed continuously.
Determination of fair value
The fair value of financial instruments, including derivative instruments that are traded in a liquid market, is the bid or offered closing price at balance sheet date. Many of NIB’s financial instruments are not traded in a liquid market, like the Bank’s borrowing transactions with embedded derivative instruments. These are measured at fair value using different valuation models and techniques. This process involves determining future expected cash flows, which can then be discounted to the balance sheet date. The estimation of future cash flows for these instruments is subject to assumptions on market data and in some cases, in particular where options are involved, even on the behaviour of the Bank’s counterparties. The fair value estimate may therefore be subject to large variations and may not be realisable in the market. Under different market assumptions the values could also differ substantially.
     The Bank measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:
Level 1: Quoted market price (unadjusted) in an active market for an identical instrument.
Level 2: Valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques where all significant inputs are directly or indirectly observable from market data.
Level 3: Valuation techniques using significant unobservable inputs. This category includes all instruments where the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.
See Note 17 for further details.
Equity
The Bank’s authorised and subscribed capital is EUR 4,141.9 million, of which the paid-in portion is EUR 418.6 million. Payment of the subscribed, non-paid-in portion of the authorised capital, i.e., the callable capital, will take place at the request of the Bank’s Board of Directors to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations.

     The Bank’s reserves have been built up by means of appropriations from the profits of previous accounting periods, and consist of the Statutory Reserve, as well as the General Credit Risk Fund and the Special Credit Risk Fund for PIL.
     The Bank’s profits, after allocation to appropriate credit risk funds, are transferred to the Statutory Reserve until it amounts to 10% of NIB’s subscribed authorised capital. Thereafter, the Board of Governors, upon a proposal by the Bank’s Board of Directors, shall decide upon the allocation of the profits between the reserve fund and dividends on the subscribed capital.
     The General Credit Risk Fund is designed to cover unidentified exceptional risks in the Bank’s operations. Allocations to the Special Credit Risk Fund for PIL are made primarily to cover the Bank’s own risk in respect of credit losses on PIL loans.
Interest
The Bank’s net interest income includes accrued interest on loans as well as accruals of the premium or discount value of financial instruments. Net interest income also includes swap fees and borrowing costs.
Fees and commissions
Fees collected when disbursing loans are recognised as income at the time of the disbursement, which means that fees and commissions are recognised as income at the same time as the costs are incurred. Commitment fees are charged on loans that are agreed but not yet disbursed, and are accrued in the statement of comprehensive income over the commitment period.
     Annually recurrent costs arising as a result of the Bank’s borrowing, investment and payment transactions are recognised under the item “Commission expense and fees paid”.
Financial transactions
The Bank recognises in “Net profit on financial operations” both realised and unrealised gains and losses on debt securities and other financial instruments. Adjustments for hedge accounting are included.
Administrative expenses
The Bank provides services to its related parties, the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO). Payments received by the Bank for providing services at cost to these organisations are recognised as a reduction in the Bank’s administrative expenses. NIB receives a host country reimbursement from the Finnish Government equal to the tax withheld from the salaries of NIB’s employees. This payment reduces the Bank’s administrative expenses. It is shown in Note 5.
Leasing agreements
Leasing agreements are classified as operating leases if the rewards and risks incident to ownership of the leased asset, in all major respects, lie with the lessor. Lease payments under operating leases are recognised on a straight-line basis over the lease term. The Bank’s rental agreements are classified as operating leases.
Employee pensions and insurance
The Bank is responsible for arranging pension security for its employees. In accordance with the Headquarters Agreement between the Bank and the Finnish Government and as part of the Bank’s pension arrangements, the Bank has decided to apply the Finnish state pension system. Contributions to this pension system, which are paid to the Finnish State Pension Fund, are calculated as a percentage of salaries. The Finnish Government determines the basis for the contributions, and the Finnish State Treasury establishes the actual percentage of the contributions. See Note 5.
     NIB has also provided its permanent employees with a supplementary pension insurance scheme arranged by a private pension insurance company. This is group pension insurance based on a defined contribution plan. The Bank’s pension liability is completely covered.
     In addition to the applicable local social security systems, NIB has taken out a comprehensive accident, life and health insurance policy for its employees in the form of group insurance.
Segment information
Segment information and currency distribution in the notes are presented in nominal amounts. The adjustment to hedge accounting is presented as a separate item (except for Note 1, the primary reporting segment).
Reclassifications
The Bank reclassified Cash and cash equivalents in the financial statements during 2009. The renewed definition for Cash and cash equivalents is applied to investments with a maturity of less than 6 months. Previously placements in debt securities at floating interest rates, regardless of original maturity, were included in Cash and cash equivalents. The comparative figures in the statement of financial position and the Notes have been adjusted.
     Following the amendment to IAS 39 issued in October 2008, permitting the reclassification of financial assets in certain restricted circumstances, the Bank decided to reclassify EUR 715 million of its trading portfolio assets into the held-to-maturity portfolio. This amendment has been applied retrospectively to commence on 1 September 2008. The reclassification has resulted in the cessation of fair value accounting for those assets previously designated as held for trading. The fair values of the assets at the date of reclassification became their new amortised cost and those assets will subsequently be accounted for on that measurement basis. The reclassified cost will be amortised over the instrument’s expected remaining lifetime through interest income using the effective interest method. See Note 7.
     Some other minor reclassifications have been made. The comparative figures have been adjusted accordingly.

Changes in accounting policies
Presentation of financial statements
The Bank applies revised IAS 1 Presentation of Financial Statements (2007), which became effective as of 1 January 2009. As a result, the Bank presents in the statement of comprehensive income the change in the value of the available-for-sale portfolio. The change in accounting policy only impacts presentation aspects.
     The Bank applies IFRS 7, Financial Instruments: Disclosures (effective for accounting periods beginning on or after 1 January 2009).
     Changes in other standards revised by the IASB, effective for accounting periods beginning on or after 1 January 2009, do not have a significant impact on the Bank’s financial statements.
International Financial Reporting Standards and Interpretations
Forthcoming requirements. Below is a list of standards and interpretations in issue at 31 December 2009 that are effective for annual reporting periods beginning after 1 January 2010.
IFRS 9 Financial Instruments (replacement of IAS 39), effective: 1 January 2013
Revised IAS 24 Related Party Disclosures, effective:1 January 2011
Amended IAS 32 Classification of Rights Issues—Amendment to IAS 32 Financial Instruments: Presentation, effective:1 February 2010
Amended IFRIC 14 Prepayments of a Minimum Funding Requirement—Amendments to IFRIC 14:IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, effective:1 January 2011
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments, effective:1 July 2010
The Bank does not anticipate any significant impact on its financial statements.
FINANCIAL GUIDELINES AND
RISK MANAGEMENT
NIB assumes a conservative approach to risk-taking. The Bank’s constituent documents require that loans be made in accordance with sound banking principles, that adequate security be obtained for the loans and that the Bank protect itself against the risk of exchange rate losses. The main risks: credit risk, market risk, liquidity risk and operational risk, are managed carefully with risk management closely integrated into the Bank’s business processes. As an international financial institution, NIB is not subject to any national or international banking regulations. However, the Bank’s risk management procedures are reviewed and refined on an ongoing basis in order to comply in substance with what the Bank identifies as the relevant market standards, recommendations and best practices. The Bank has chosen Basel II’s Advanced Internal Ratings Approach as a benchmark, although the Bank is not subject to regulations based on the Basel II Capital Accord.
Key risk responsibilities
The Board of Directors defines the overall risk profile of the Bank and the general framework for risk management by approving its financial policies and guidelines, including maximum limits for exposure to various types of risk. Credit approval is primarily the responsibility of the Board of Directors with some delegation of approval to the President for execution in the Credit Committee. The President is responsible for managing the risk profile of the Bank as a whole within the framework set by the Board of Directors, and for ensuring that the Bank’s aggregate risk is consistent with its financial resources. The Management Committee, Credit Committee and Finance Committee assist the President in carrying out the risk management duties. The Management Committee has the overall responsibility for risk management. The risk management duties of the Credit Committee are focused on credit risk in the Bank’s lending operations. The Finance Committee deals with market risk and liquidity risk, as well as credit risk related to the Bank’s treasury operations.
     The business functions, Lending and Treasury, are responsible for the day-to-day management of all risks assumed through their operations and for ensuring that an adequate return for the risks taken is achieved. Risk Management, Credit and Analysis and Internal Audit are independent from the departments carrying out the Bank’s business activities. Risk Management has the overall responsibility for identifying, measuring, monitoring and reporting all types of risk inherent in the Bank’s operations. Credit and Analysis is responsible for assessing and monitoring credit risk in the Bank’s lending operations and it oversees that credit proposals are in compliance with established limits and policies. Internal Audit provides an independent evaluation of the controls, risk management and governance pro-cesses. The Compliance function assists the Bank in identifying, assessing, monitoring and reporting on compliance risk in matters relating to the institution, its operations and to personal conduct.
Credit risk
Credit risk is NIB’s main financial risk. Credit risk is the risk that the Bank’s borrowers and other counterparties fail to fulfil their contractual obligations and that any collateral provided does not cover the Bank’s claims. Following from NIB’s mandate and financial structure, most of the credit risk arises in the lending operations. The Bank’s credit policy forms the basis for all its lending operations. The credit policy aims at maintaining the Bank’s high quality loan portfolio and ensuring proper risk diversification as well as the enhancement of the Bank’s mission and strategy. The credit policy sets the basic criteria for acceptable risks and identifies risk areas that require special attention.
     The Bank is also exposed to credit risk in its treasury activities, where credit risk derives from the financial assets and derivative instruments that the Bank uses for investing its liquidity and managing currency and interest rate risks as well as other market risks related to structured funding transactions.
Credit risk management
The Bank’s credit risk management is based on an internal credit risk rating system, a limit system based on the credit risk ratings and on a model for the calculation of economic capital for the management of portfolio-level credit risk. A primary element of the credit approval process is a detailed risk assessment, which also involves a risk-versus-return analysis. The risk assessment concludes with a classification of the risk of the counterparty and the transaction, expressed in terms of a counterparty risk rating and a transaction risk class.
Credit risk rating. The Bank assesses the creditworthiness of all counterparties that create credit risk exposure. Based on the assessment, a credit risk rating is assigned to each counterparty and a risk class to each transaction. The rating process is carried out through functions independent of the business-originating departments.
     The Bank’s rating system is based on estimating the probability of default (PD) of a counterparty and the loss given default (LGD) on a transaction. The PD for the various counterparty types is derived from a combination of in-house expert judgement, scenario analyses, peer group comparisons and output from the Bank’s quantitative and qualitative rating models (the Obligor Rating Tool for estimating the PD for corporations). For financial market counterparties the ratings assigned by the major international rating agencies are used as an additional reference. Based on the PD, the counterparty is assigned a rating class on a scale from 1 to 20, with class 1 referring to the lowest probability of default and class 20 to the highest probability of default. In addition, two classes of default are applied. The first one indicates impairment and the second a non-performing status. Each transaction is also assigned a risk class reflecting the expected loss. The expected loss is the combined effect of the PD of the counterparty and the Bank’s estimate of the portion of the Bank’s claim that would not be recoverable if the counterparty defaults. The non-recoverable portion, i.e. the loss given default (LGD), is determined based on benchmark values for unsecured transactions and by using a security rating tool for secured transactions. The risk classes range from 1 to 20, such that risk class 1 refers to the lowest expected loss and class 20 to the highest expected loss. The counterparty ratings and the transaction risk classes form the basis for setting exposure limits, for the risk-based pricing of loans as well as for monitoring and reporting the Bank’s credit quality.
Limits on credit risk exposure. NIB applies a limit system in which maximum exposure to a counterparty is determined based on the probability of default and the expected loss. The limits are scaled to the Bank’s equity and to the counterparty’s equity. To reduce large risk concentrations to groups of borrowers and industry sectors, the Bank applies separate portfolio-level limits (country and sector limits). The Board of Directors sets the limits for maximum exposure.
Measurement of credit risk exposure. For loans and capital market investments, credit exposure is measured in terms of gross nominal amounts, without recognising the availability of collateral or other credit enhancement. Exposure to each counterparty is measured on a consolidated group level, i.e. individual counterparties that are linked to one another by ownership or other group affiliation, are considered as one counterparty.
     The credit risk exposure of swaps is measured as the current market value plus an allowance for potential increases in exposure over the transaction’s lifetime (often referred to as potential exposure). The add-on for potential exposure reflects the fact that significant fluctuations in the swap’s value may occur over time. As a rule, NIB enters into the International Swaps and Derivatives Association (ISDA) contract with swap counterparties. This allows the netting of the obligations arising under all of the derivative contracts covered by the ISDA agreement in case of insolvency and, thus, results in one single net claim on, or payable to, the counterparty. Netting is applied for the measurement of the Bank’s credit exposure only in cases when it is deemed to be legally enforceable in the relevant jurisdiction and against a counterparty. The gross total market value of swaps at year-end 2009 amounted to EUR 1,582 million, compared to a value of EUR 857 million after applying netting (year-end 2008: EUR 1,705 million and EUR 733 million, respectively).
     To further reduce the credit risk in derivatives, NIB enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap transactions are regularly marked-to-market and the party being the net obligor is requested to post collateral. The Bank strives to use unilateral credit support agreements, under which the Bank does not have to post collateral. When credit support agreements are in place, NIB does not apply add-ons in the exposure calculation.
Economic capital. Economic capital is the amount of capital that the Bank needs in order to be able to absorb severe unexpected losses, with a defined level of certainty. As an international financial institution, the Bank is not subject to regulatory capital requirements. However, the Bank uses standards proposed by the Basel II Capital Accord as a benchmark for its risk management and economic capital framework. The Bank’s policy is to hold a level of capital required to maintain the AAA/Aaa rating.
     The overall purpose of the Bank’s economic capital framework is to incorporate risk awareness throughout the business decision process. The economic capital model provides an aggregated view of the Bank’s risk position at a certain point in time, it allows capital to be allocated for the purpose of the risk-based pricing of loans and it is used for measuring the Bank’s risk-adjusted performance.

     The Bank estimates its economic capital requirement for each of the main risks: credit risk, market risk and operational risk. When allocating economic capital for credit risk, the model uses the PD and LGD values arrived at in the internal rating process. The model recognises correlations between assets in various sectors and geographical regions, which enable it to take into account the positive impact of diversification and the negative impact of concentrations in the Bank’s portfolios. When estimating the total economic capital requirement, the model recognises correlations between the different types of risk (credit risk, market risk and operational risk).
Credit quality
Overall, the quality of the Bank’s aggregate credit exposure remained at a high level in 2009. Figure 1, “Loans outstanding and guarantees”, shows the distribution of the Bank’s lending exposure by type of security as of year-end 2009. The distribution of loans by security type is also presented in a table in Note 8. Figure 2, “Total exposure by NIB rating”, compares the quality of the Bank’s credit risks based on the credit risk classification system at year-end 2007, 2008 and 2009. Aggregate credit exposure includes lending and treasury exposure. Lending exposure refers to loans outstanding and loans agreed but not yet disbursed. A geographical and sectoral distribution of the Bank’s loans outstanding and guarantees is shown in Note 8. In the context of the Bank’s mission and mandate, the credit exposure continued to be fairly well balanced in terms of geographical and industrial sector distribution as well as regarding the distribution of the exposure by size.
Lending in member countries. The quality of the loans granted in the member countries remained sound. Most of the portfolio—close to 81%—was located in the risk classes 1 to 10, compared to 86% the year before. Lending in the four weakest risk classes increased to 1.5% of the portfolio from 0.9% in 2008. At year-end 2009 loans in the default category accounted for 1.1% of total lending in the member countries (2008: 0.9%). In this category, all loan exposures were to Iceland with the exception of one.
Lending in non-member countries. The quality of the loan portfolio comprising non-member countries remained stable in 2009. Close to 69% of the portfolio comprised loans in the risk classes 1 to 10 (2008: 69%). The exposure to the four weakest credit risk classes amounted to 3.0% at year-end 2009 compared to 1.2% the year before. The increase was mainly due to the downgrade of one counterparty. The default category remained unchanged at 0.4%.
Treasury counterparties. The credit quality of the counterparties in the Bank’s treasury operations held up fairly well in 2009. The exposure to the top four classes accounted for 60% of the total exposure (2008: 62%). The exposure in the default category was unchanged at 1.7% comprising Lehman Brothers Inc. and the major Icelandic banks.
Bank level. On an aggregate level, the Bank’s credit quality was maintained at a strong level. At year-end 2009 close to 29% (2008: 29%) of the credit exposure was in the lowest risk classes (1 to 4) and around 56% (2008: 58%) was in the risk classes 5 to 10. The exposure to the highest risk classes (17 to 20) was 1.2% compared to 0.6% at year-end 2008. At year-end 2009 exposures in the default category accounted for 1.2% of the aggregate credit exposure (2008: 1.1%).

Market risk
Market risk includes, inter alia, the risk that losses incur as a result of fluctuations in exchange rates and interest rates. NIB’s exposure to exchange rate risk occurs when translating assets and liabilities denominated in foreign currencies into the functional currency, the euro. The Bank funds its operations by borrowing in the international capital markets and often provides loans in currencies other than those borrowed, which unhedged would create currency mismatches in assets and liabilities. Furthermore, the funds borrowed often have other interest rate structures than those applied in the loans provided to the Bank’s customers. By using derivative instruments, NIB seeks to reduce its exposure to exchange rate risk and interest rate risk created in the normal course of business. The residual risk must be within the limits approved by the Board of Directors. Such limits are kept very narrow to accommodate the Statutes, which stipulate that the Bank shall, to the extent practicable, protect itself against the risk of exchange rate losses.
Exchange rate risk
Exchange rate risk is the impact of unanticipated changes in foreign exchange rates on the Bank’s assets and liabilities and on net interest income. The Bank measures and manages exchange rate risk in terms of the net nominal value of all assets and liabilities per currency on a daily basis (translation risk). The Board of Directors approves the limits for acceptable currency positions, i.e. the difference between assets and liabilities in a specific currency. The overnight exposure to any one currency may not exceed the equivalent of EUR 4 million. The currency positions are monitored against the established limits on a daily basis and reported regularly to the Finance Committee. NIB has filed proof of claims against the defaulted Icelandic banks. As a result of the filing, the claims were converted into ISK, which has caused a position in ISK exceeding the defined limit.
     The Bank does not hedge future net interest income in foreign currency. Loans are provided primarily in euros and US dollars and there is a possibility that interest income in US dollars may cause some fluctuation in the Bank’s future net income in euro terms. However, at present the Bank expects that any such potential fluctuations in the future cash flows from its current portfolio would be minor in relation to the Bank’s total assets and equity.
Interest rate risk
Interest rate risk is the impact that fluctuations in market interest rates can have on the value of the Bank’s interest-bearing assets and liabilities and on its net interest income. The Bank applies a set of limits and various tools to measure and manage interest rate risk. Maximum exposure limits are set by the Board of Directors. Compliance with these limits is monitored on a daily basis and reported regularly to the Finance Committee.
     The Bank measures interest rate risk as the sensitivity of its interest income to a 1% change in interest rates. The Bank has defined both net and gross limits for the acceptable interest rate risk, with separate sub-limits for each individual currency. The limits are set in relation to the Bank’s equity and they are adjusted annually. In 2009, the net limit was EUR 17.5 million, corresponding to approximately 1% of NIB’s equity. Net interest rate risk at year-end 2009 was approximately EUR 7.0 million, or 40% of the limit (2008: EUR 3.8 million).
     The Bank manages the interest rate risk in its own capital portfolio by means of modified duration. Modified duration measures how much the price of a security or portfolio of securities will change for a given change in interest rates. Generally, the shorter the duration, the less interest rate-sensitive the security. The current limit for the maximum modified duration of the own capital portfolio is set at 5.5 years.
Credit spread risk
The Bank is exposed to credit spread risk relating to the bonds held in its marked-to-market portfolios. Credit spread risk arises from changes in the value of debt instruments due to a perceived change in the credit quality of the issuers or underlying assets. The Bank manages the exposure to credit spread movements by calculating the sensitivity of the bonds in the marked-to-market portfolios to a 0.01% change in credit spreads. At year-end 2009, the exposure was EUR 0.45 million (year-end 2008: 0.47 million). The maximum limit for credit spread risk exposure was set at EUR 0.7 million in 2009 and is reviewed annually.
Value-at-Risk
The Bank monitors exchange rate risk and interest rate risk by calculating Value-at-Risk (VaR) for its investment portfolios, i.e. the own capital portfolio and the rate portfolio, as well as for the whole balance sheet. VaR estimates the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. For measuring value-at-risk, the Bank applies both a parametric method and the Monte Carlo method. Under the Monte Carlo method, simulations are made to estimate the sensitivity of the portfolios and the individual transactions to changes in the yield curve and exchange rates. The model is based on a 95% confidence level and a holding period of 1 day. At year-end 2009 the VaR of NIB’s own capital portfolio was EUR 4.9 million (2008: EUR 11.4 million).
Refinancing and reinvestment risk
Risk emanating from differences in the maturity profile of assets and liabilities is managed by monitoring against limits established for refinancing and reinvestment risk. Refinancing risk arises when long-term assets are financed with short-term liabilities. Reinvestment risk occurs when short-term assets are financed with long-term liabilities. Refinancing and reinvestment risk are measured by means of a sensitivity analysis. The analysis captures the impact on the Bank’s net interest income over time of a 0.1% change in the margin on an asset or liability. The limits for refinancing and reinvestment risk are set in relation to the Bank’s equity. They are reviewed annually. In 2009 the maximum limit for refinancing and reinvestment risk was EUR 26 million, approximately 1.5% of NIB’s equity. At year-end 2009 the refinancing and reinvestment risk was calculated to EUR 16.3 million (year-end 2008: EUR 21.2 million).
Liquidity risk
Liquidity risk is defined as the risk of losing earnings and capital due to an inability to meet obligations in a timely manner when they become due. Liquidity risk is categorised into two risk types:
Funding liquidity risk occurs when the Bank cannot fulfil its obligations because of an inability to obtain new funding.
Market liquidity risk occurs when the Bank is unable to sell or realise specific assets without significant losses in price.
The target of the Bank’s liquidity management is to secure sufficient liquidity by retaining access to funding and by possessing liquid assets. Available liquidity should be large enough to cover expected obligations, on a rolling basis, for the coming 12 months, but not be larger than expected obligations for the next 18 months. A contingency plan is in place for exceptional circumstances. The liquidity is managed by the Treasury Department in different portfolios with distinct objectives.
Operational risks—internal control
Operational risk can be broadly defined as any risk which is neither credit risk, market risk, strategic risk nor compliance risk. The Bank defines operational risk more precisely as the risk of direct or indirect losses or damaged reputation due to failure attributable to technology, employees, processes, procedures or physical arrangements, including external events and legal risks.
     The Bank’s status as an international organisation with immunities and privileges granted to the Bank and its personnel, and the fact that the Bank is neither bound by nor under the supervision of any national laws as such, results in a specific need to address potential risks by adopting an extensive set of guidelines, regulations, rules and instructions governing the activities of the Bank and its staff.
     NIB’s operational risk management focuses on proactive measures in order to ensure business continuity, the accuracy of information used internally and reported externally, the expertise and integrity of the Bank’s personnel and its adherence to established rules and procedures as well as on security arrangements to protect the physical infrastructure of the Bank. The Bank attempts to mitigate operational risks by following strict rules for the assignment of duties and responsibilities among and within the business and support functions, and by following a system of internal control and supervision. The main principle for organising work flows is to segregate business-generating functions from recording and monitoring functions. An important factor in operational risk mitigation is also the continuous development and upgrading of strategic information and communication systems.
     Internal Audit is an independent function commissioned by the Board of Directors. The main responsibility of Internal Audit is to evaluate the controls, risk management and governance processes in the Bank. The Head of Internal Audit reports regularly to the Board of Directors and to the Control Committee and keeps the President regularly informed. The annual internal audit activity plan is approved by the Board of Directors. The internal audit activities are conducted in accordance with the International Standards for the Professional Practice of Internal Auditing.

Notes to the statement of comprehensive income, statement of financial position and cash flow statement
(1) SEGMENT INFORMATION
Operating segments
The Bank determines and presents operating segments based on the information that internally is provided to the Management. Segment results that are reported to the Management include items directly attributable to a segment as well as all other items allocated on a reasonable basis.
In its segment reporting, NIB divides its operations into two major segments: lending and financial operations. Financial operations consist of the management of liquidity and placement of funds in financial investment portfolios.

			Placements				Placements
			in financial				in financial
			investment				investment
	Lending	Liquidity	portfolios	Total	Lending	Liquidity	portfolios	Total
(Amounts in EUR 1,000)	2009	2009	2009	2009	2008	2008	2008	2008
Net interest income	104,687	37,398	76,913	218,998	92,670	28,917	90,804	212,391
Commission income and fees received	8,650	259	—	8,909	7,430	2,136	—	9,567
Commission expense and fees paid	—	-2,843	—	-2,843	—	-2,310	—	-2,310
Net profit on financial operations	-1	172,660	5,095	177,754	—	-380,545	-6,377	-386,923
Foreign exchange gains and losses	—	-733	—	-733	—	-142	—	-142
Administrative expenses	-26,884	-989	-2,728	-30,601	-27,172	-674	-2,499	-30,346
Depreciation	-3,248	-1,278	-548	-5,074	-2,791	-1,098	-471	-4,360
Impairment of loans	-42,511	—	—	-42,511	-79,150	—	—	-79,150
Profit/loss for the year	40,693	204,475	78,732	323,900	-9,013	-353,716	81,457	-281,273
Assets	13,818,927	6,554,234	2,050,310	22,423,470	13,202,121	7,688,372	1,729,943	22,620,436
Liabilities and equity	13,818,927	6,554,234	2,050,310	22,423,470	13,202,121	7,688,372	1,729,943	22,620,436
Geographical segments
The table below is based on the region where the borrowers reside, according to the domicile of the borrower’s group headquarters.

	2009	2008
(Amounts in EUR 1,000)	Net interest income	Net interest income
Member countries
Denmark	8,588	7,341
Estonia	1,497	1,153
Finland	18,829	16,439
Iceland	4,476	3,629
Latvia	2,872	1,217
Lithuania	804	276
Norway	11,882	9,494
Sweden	22,680	23,158

Total, member countries	71,628	62,708

Non-member countries
Africa	2,247	2,072
Asia	9,359	8,351
Europe and Eurasia	11,659	10,869
Latin America	8,529	7,407
Middle East	1,265	1,262

Total, non-member countries	33,059	29,962

Total, net interest income from lending	104,687	92,670

Due to rounding, the total of individual items may differ from the reported sum.

(2) INTEREST INCOME AND INTEREST EXPENSE

(Amounts in EUR 1,000)	2009	2008
Interest income
Cash and cash equivalents 1)	28,800	195,104
Placements with credit institutions for more than 6 months	2,934	3,824
Debt securities 2)	157,858	102,406
Loans outstanding	412,762	677,379
Other interest income	684	523

Total, interest income 3)	603,038	979,236

Interest expense
Short-term amounts owed to credit institutions	9,355	17,513
Long-term amounts owed to credit institutions	3,276	3,706
Short-term repurchase agreements	476	326
Debts evidenced by certificates	737,855	875,141
Swap contracts and other interest expenses, net	-366,921	-129,842

Total, interest expense 4)	384,040	766,845

1)	Interest income of EUR 19,762 from debt securities at floating interest was removed from cash and cash equivalents regarding 2008 due to the reclassification of these debt securities.

2)	Including interest income of EUR 19,762 from debt securities at floating interest, which was removed from cash and cash equivalents regarding 2008 due to the reclassification of these debt securities.

3)	Including interest income of financial assets recognised at amortised cost: EUR 530,433 thousand (807,489).

4)	Including interest expense of financial liabilities recognised at amortised cost: EUR 383,564 thousand (766,215).

(3) COMMISSION INCOME AND FEES RECEIVED

(Amounts in EUR 1,000)	2009	2008
Commitment fees	1,464	1,274
Loan disbursement fees	7,062	5,590
Guarantee commissions	93	140
Premiums on prepayments of loans	31	2,276
Commissions on lending of securities	259	287

Total, commission income and fees received	8,909	9,567

(4) NET PROFIT/LOSS ON FINANCIAL OPERATIONS
Net profit/loss on financial operations included in profit or loss for the period in the table below are presented in the statement of comprehensive income as follows:

(Amounts in EUR 1,000)	2009	2008
Bonds in trading portfolio, realised gains and losses	3,952	-3,740
Floating Rate Notes in trading portfolio, realised gains and losses	-5,066	-30,537
Derivatives in trading portfolio, realised gains and losses	1,892	-1,886

Financial instruments in trading portfolio, realised gains and losses, total	777	-36,164

Bonds in trading portfolio, unrealised gains and losses 1)	6,379	545
Floating Rate Notes in trading portfolio, unrealised gains and losses 3)	97,311	-166,357
Derivatives in trading portfolio, unrealised gains and losses 2)	8,501	-17,943
Commercial papers in trading portfolio, unrealised gains and losses 1)	264	0

Financial instruments in trading portfolio, unrealised gains and losses, total	112,455	-183,756

Adjustment in fair value of hedged loans 2)	-892	85,137
Adjustment in fair value of derivatives hedging loans 2)	-1,839	-83,464
Adjustment in fair value of hedged debts evidenced by certificates 2)	325,607	-609,552
Adjustment in fair value of derivatives hedging debts evidenced by certificates 2)	-285,215	569,071

Adjustment to hedge accounting, unrealised gains and losses of fair value hedges, total	37,661	-38,809

Changes in fair value not expected to be recovered	23,287	-132,380
Repurchase of NIB bonds, other items	3,574	4,185

Total, net profit/loss on financial operations	177,754	-386,923

1)	Fair value is determined according to market quotes for identical instruments. (Level 1)

2)	Fair value adjustment is determined using valuation techniques with observable market inputs. (Level 2)

3)	The fair value adjustments are mainly determined using market quotes for identical instruments (Level 1). This is the case for all fair valuations regarding floating rate notes in the trading portfolio in 2008. Regarding the fair value measurements of treasury claims, these have been determined using valuations techniques with unobservable market inputs. (Level 3)

(5) GENERAL ADMINISTRATIVE EXPENSES

(Amounts in EUR 1,000)	2009	2008
Staff costs	21,137	20,311
Wages and salaries	17,249	15,962
Social security costs	374	458
Other staff costs	3,514	3,891
Pension premiums in accordance with the Finnish state pension system	4,109	3,788
Other pension premiums	1,330	1,202
Office premises costs	1,262	1,567
ICT costs	2,403	2,546
Other general administrative expenses	7,389	7,553
Cost coverage, NDF and NEFCO	-800	-702
Cost coverage, rental income and other administrative income	-609	-541

Total	36,221	35,725

Host country reimbursement according to agreement with the Finnish Government	-5,620	-5,379

Net	30,601	30,346

Remuneration to the auditors
Audit fee 1) 2)	254	213
Other audit-related service fee	4	101

Total remuneration	258	314

1)	The cost of issuing comfort letters and certificates in relation to the borrowing operations of the Bank is included in the audit fee.

2)	The audit fees for 2009 include EUR 209 thousand paid to KPMG and EUR 45 thousand to Ernst & Young. The audit fees for 2008 include EUR 30 thousand to KPMG and EUR 183 thousand to Ernst & Young.

	2009	2008
Average number of employees 1)	173	165
Average age of the employees	44	43
Average period (years) of employment	10	10

Distribution by gender at year-end
All employees
Females	88	82
Males	90	88
Management Committee (including the President)
Females	1	1
Males	6	6
Professional staff
Females	53	51
Males	73	71
Clerical staff
Females	34	30
Males	11	11

1)	The figures comprise staff in permanent positions including the President
Compensation for the Board of Directors, the Control Committee, the President and the Management Committee
Compensation for the Board of Directors (BoD) and the Control Committee (CC) is set by the Board of Governors (BoG). The compensation consists of a fixed annual remuneration and an attendee allowance. The members of the BoD and the CC are also entitled to the reimbursement of travel and accommodation expenses and a daily allowance in accordance with the Bank’s travel policy.
The BoD makes decisions concerning the appointment and the remuneration of the President. The President is appointed on a fixed-term contract for five years at a time as a rule, but prolongation of the existing contract can also be made for a shorter period. The President decides upon the employment of the Management Committee (MC). The members of the MC are normally employed for an indefinite period of time. The period of notice varies from three to six months. The President is authorised by the BoD to make decisions as regards compensation within the scope of the Staff Policy, Staff Regulations and the Financial Plan. The remuneration package for the members of the MC includes a fixed base salary and customary taxable benefits, which are in principle the same for all staff on the managerial level. In addition to this remuneration package, the members of the MC enjoy other benefits common to all staff (health care, supplementary group pension, staff loans and insurance coverage). The Bank can pay performance premiums of up to three month’s salary for excellent and extraordinary performance. The percentage available for performance premiums is determined annually. For 2009, a total of 2% of the estimated total staff salary costs for the previous year was available. All personnel are eligible for performance premiums.

Compensation for BoD, the CC, the President and the MC is presented in the table below:

	2009	2008
	Compensation/	Compensation/
(Amounts in EUR)	Taxable income	Taxable income
Board of Directors
Chairman
annual remuneration	13,258	13,045
attendee allowance	1,505	1,903
Other Directors and Alternates (15 persons)
annual remuneration	75,136	74,214
attendee allowance	9,216	13,422
Control Committee
Chairman
annual remuneration	4,375	4,305
attendee allowance	430	422
Other members (9 persons)
annual remuneration	15,719	15,513
attendee allowance	2,880	2,124
President	450,214	453,432
Members of the Management Committee (6 persons)	1,677,744	1,665,629
Pension obligations
NIB is responsible for arranging the pension security for its employees. The current pension arrangement consists of pensions based on the Finnish state pension system (VaEL Pension) as the basis for the pension benefits. The VaEL Pension is calculated on the basis of the employee’s annual taxable income and the applicable age-linked pension accrual rate. The employer’s pension contribution in 2009 was 18.87% of the taxable income. The employee’s pension contribution was either 4.3% or 5.4%, depending on the employee’s age. NIB pays this contribution for the permanent staff and it is taxed as a benefit for the employee.
In addition to the VaEL Pension, the Bank has taken out a supplementary group pension insurance policy for all its permanently employed staff, including the President. This pension insurance is based on the principle of a defined contribution. The insurance premium, 6.5%, is calculated on the basis of the employee’s taxable income and paid until the age of 63.
Pension premiums paid for the President amounted to EUR 214,946 of which EUR 105,679 comprised supplementary pension premiums. The corresponding figures for the MC were EUR 570,478 and EUR 181,818.
Staff loans
Staff loans can be granted to permanently employed staff members who have been employed by the Bank for a period of at least one year. The President is granted staff loans subject to a recommendation from the BoD, and the members of the MC are granted staff loans subject to a recommendation from the President. The staff loans are granted by a commercial bank, subject to a recommendation from NIB. Staff loans are granted for the financing of, for example, a permanent residence, other accommodation and motor vehicles.
At present, the total loan amount cannot exceed the amount equivalent to the employee’s base salary for twenty months, the maximum loan amount being EUR 100,000. The employee pays interest on the loan in accordance with the official base rate established by the Ministry of Finance in Finland (1.75% in July—December 2009). The same interest rates, terms and conditions are applicable to all the employees of the Bank, including the President and MC members.

As of 31 December 2009, there were no staff loans to the President or MC outstanding (-).
Additional benefits to expatriates
Professional staff (including Management Committee members) who move to Finland for the sole purpose of taking up employment in the Bank, are entitled to certain expatriate benefits, such as an expatriate allowance and a spouse allowance. In addition, NIB assists the expatriate, e.g., in finding accommodation, usually by renting a house or a flat in its own name. The staff member reimburses the Bank a part of the rent, which equals at least the tax value of the accommodation benefit established annually by the Finnish National Board of Taxes.
Rental agreement
NIB owns its headquarters office building in Helsinki. The building’s total area is 18,500 m2. The Bank rents office space totalling 1,723 m2 adjacent to its main office building. Furthermore, the Bank rents office space totalling 459 m2 in the Nordic countries, Beijing and Moscow. A total of 2,050 m2 is rented to external parties.
(6) IMPAIRMENT OF LOANS

(Amounts in EUR 1,000)	2009	2008
Credit losses from loans	16,630	—
Credit losses on receivables from defaulted lending counterparties	3,950	—
Allowances for impairment net change	39,631	79,150
Reversals of previously recorded allowances for credit losses	-17,700	—

Impairment of loans and other assets	42,511	79,150

See also Note 8.
(7) FINANCIAL PLACEMENTS
The debt securities were issued by the following counterparties:

(Amounts in EUR million)	2009	2008
Governments	1,266	851
Public institutions	139	95
Other	4,254	3,833

Total, debt securities	5,659	4,779

The distribution of the Bank’s debt security portfolios was as follows:

		Book value		Fair value
(Amounts in EUR million)	2009	2008	2009	2008
Trading portfolio	3,298	2,462	3,298	2,462
Held-to-maturity portfolio	2,361	2,317	2,390	2,287

Total, debt securities	5,659	4,779	5,689	4,748

Of these debt securities, EUR 2,658 (1,923) million is at fixed interest rates and EUR 3,002 (2,855) million at floating interest rates.

Reclassified securities
The Bank reclassified financial assets out of the held for trading portfolio to the held-to-maturity portfolio during 2008 because these assets are no longer held for the purpose of being sold in the near term. At the same time, assets recognised among cash and cash equivalents became financial placements and are not included in net liquidity. All the reclassifications took place at the fair value at the date of reclassification. The reclassified cost will be amortised over the instrument’s expected remaining lifetime through interest income using the effective interest method. One of the financial effects of the reclassification was that interest income increased by EUR 8.6 (1.6) million. The losses from the fair values that would have been recognised if they had not been reclassified were EUR -21.5 (-54.1) million at 31 December 2009. If the reclassification had not been implemented, the 2009 profit would have risen by EUR 24.0 million.

	Portfolio volume		Reclassified to
	Held for trading		Held-to-maturity
	1.9.2008		1.9.2008
						1.9.2008
					%	Effect on
(Amounts in EUR million unless otherwise specified)	Book value	Fair value	Book value	Fair value	Fair value	P/L
Debt securities	326	315	129	120	38%	-8
Cash equivalents	3,369	3,236	634	595	18%	-39
	3,696	3,551	762	715	20%	-47
(8) LOANS OUTSTANDING AND GUARANTEE COMMITMENTS
Loans outstanding were distributed as follows over the Bank’s three loan facilities:

(Amounts in EUR million)	2009	2008
Ordinary Loans
Investment loans in the member countries	10,841	10,092
Investment loans in other countries	429	354
Regional loans in the Nordic countries	9	13
Adjustment to hedge accounting	46	48

Total	11,325	10,505

Project Investment Loans (PIL)
Africa	244	265
Asia	916	953
Europe and Eurasia	506	520
Latin America	563	587
Middle East	102	114
Adjustment to hedge accounting	2	2

Total	2,334	2,440

Environmental Investment Loans (MIL)	104	118

Total, loans outstanding	13,763	13,063

The figure for loans outstanding, EUR 13,763 million (13,063), includes medium-term notes (MTN) of EUR 1,929 million (2,153). These are held at amortised cost unless they form a part of a qualifying hedging relationship with a derivative. In a hedge accounting relationship, the MTNs are recognised at fair value.
Loans outstanding at floating interest rates amounted to EUR 12,476 million (11,770), while those at fixed interest rates amounted to EUR 1,238 million (1,243). The nominal amount of the guarantee commitments under Ordinary Lending totalled EUR 12.5 million (16.7) as of 31 December 2009.
Impairment of loans and claims
A total of EUR 101.3 million (79.4) has been deducted from the Bank’s loans outstanding and from claims in “other assets”. The following changes were recognised in the statement of financial position in respect of impairment losses. All allowances for impairment were specific allowances. The Bank recorded no collective allowances for impairments. On 31 December 2009, loans worth EUR 8.6 million were converted into investment property and shares under the item “Other financial placements”.
Specific allowances for impairment

(Amounts in EUR million)	2009	2008
Balance at 1 January	79.4	0.3
Allowances for impairment	44.0	79.2
Reversals of previously recorded allowances for impairment	-22.1	—

Balance at 31 December	101.3	79.4

See also Note 6.
The distribution of allowances for impairment was as follows:

(Amounts in EUR million)	2009	2008
Distribution by loan facility
Ordinary Loans	31.9	74.0
Project Investment Loans (PIL)	—	—
Africa	—	—
Asia	—	—
Europe and Eurasia	9.2	5.2
Latin America	0.3	0.3
Middle East	—	—
Allowances for impairment	41.3	79.4
Impairment losses on defaulted loan customers	59.9	—

Total	101.3	79.4

As of 31 December 2009, the Bank categorised three loans totalling EUR 24.1 million as non-performing. As of 31 December 2008, all of the Bank’s loans were performing.

As of 31 December 2009, loans agreed but not yet disbursed amounted to the following:

(Amounts in EUR million)	2009	2008
Loans agreed but not yet disbursed
Ordinary Loans	286	801
Project Investment Loans	417	578
Environmental Investment Loans	63	40

Total, loans agreed but not yet disbursed	765	1,419

The amounts set forth above for loans agreed but not yet disbursed include loans in considerable amounts, where certain conditions, primarily interest rate conditions, may not yet have been finally approved.
Currency distribution of loans outstanding

	Ordinary loans			PIL Loans		Total1)
(Nominal amounts, in EUR million)	2009	2008	2009	2008	2009	2008
Currency
Nordic currencies	3,325	3,188	—	—	3,325	3,188
EUR	6,981	6,199	731	699	7,771	6,965
USD	820	910	1,578	1,713	2,444	2,673
Other currencies	152	161	22	26	175	187

Total	11,279	10,457	2,331	2,438	13,714	13,013

Adjustment to hedge accounting	46	48	2	2	49	50

Total, loans outstanding	11,325	10,505	2,334	2,440	13,763	13,063

1)	The total amount also includes EUR 104 million (118) in Environmental Investment Loans (MIL).
Sectoral distribution

		2009		2008
		Share,		Share,
(Amounts in EUR million)	2009	in %	2008	in %
Loans outstanding as of 31 December
Manufacturing	4,277	31%	4,576	35%
Energy	4,113	30%	3,757	29%
Transport and communications	1,976	14%	1,809	14%
Trade and services	1,306	10%	1,007	8%
Banking and finance 2)	850	6%	838	6%
Regional loans	9	0%	13	0%
Other	1,184	9%	1,013	8%
Adjustment to hedge accounting	49	0%	50	0%

Total	13,763	100%	13,063	100%

Loans disbursed
Manufacturing	307	16%	746	30%
Energy	565	29%	689	28%
Transport and communications	407	21%	428	17%
Trade and services	355	18%	309	12%
Banking and finance 2)	75	4%	94	4%
Regional loans	—	—	—	0%
Other	245	13%	220	9%

Total	1,954	100%	2,486	100%

2)	Including the Bank’s financial intermediaries.

Distribution of loans outstanding and guarantees by various types of security
The following table shows loans outstanding, including guarantee commitments, distributed by type of security:

(Amounts in EUR million)	Amount	Total amount	Share, in %
As of 31 December 2009
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	340
Loans to or guaranteed by other countries	1,483	1,823	13.3%
Loans to or guaranteed by local authorities in member countries		361	2.6%
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		727	5.3%
Loans to or guaranteed by banks		888	6.5%
Other loans
Backed by a lien or other security in property	461
With a guarantee from the parent company and other guarantees	1,670
With a negative pledge clause and other covenants	7,793
Without formal security	4	9,928	72.3%

Total		13,727	100.0%

Adjustment to hedge accounting		49

Total, loans outstanding (including guarantees)		13,775

As of 31 December 2008
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	224
Loans to or guaranteed by other countries	1,563	1,787	13.7%
Loans to or guaranteed by local authorities in member countries		257	2.0%
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries		652	5.0%
Loans to or guaranteed by banks		917	7.0%
Other loans
Backed by a lien or other security in property	417
With a guarantee from the parent company and other guarantees	1,773
With a negative pledge clause and other covenants	7,212
Without formal security	15	9,417	72.3%

Total		13,030	100.0%

Adjustment to hedge accounting		50

Total, loans outstanding (including guarantees)		13,079

According to NIB’s Statutes, the member countries shall cover the Bank’s losses arising from failure of payment in connection with PIL loans up to the following amounts:

	2009	2009	2008	2008
	Amount of	Share,	Amount of	Share,
(Amounts in EUR 1,000)	guarantee	in %	guarantee	in %
Member country
Denmark	377,821	21.0%	377,821	21.0%
Estonia	13,139	0.7%	13,139	0.7%
Finland	344,860	19.2%	344,860	19.2%
Iceland	15,586	0.9%	15,586	0.9%
Latvia	19,058	1.1%	19,058	1.1%
Lithuania	29,472	1.6%	29,472	1.6%
Norway	329,309	18.3%	329,309	18.3%
Sweden	670,755	37.3%	670,755	37.3%

Total	1,800,000	100.0%	1,800,000	100.0%

According to NIB’s Statutes, the member countries shall cover 100% of the Bank’s losses arising from failure of payment in connection with MIL loans up to the following amounts:

	2009	2009	2008	2008
	Amount of	Share,	Amount of	Share,
(Amounts in EUR 1,000)	guarantee	in %	guarantee	in %
Member country
Denmark	70,113	23.4%	70,113	23.4%
Estonia	2,190	0.7%	2,190	0.7%
Finland	51,377	17.1%	51,377	17.1%
Iceland	3,187	1.1%	3,187	1.1%
Latvia	3,176	1.1%	3,176	1.1%
Lithuania	4,912	1.6%	4,912	1.6%
Norway	61,324	20.4%	61,324	20.4%
Sweden	103,720	34.6%	103,720	34.6%

Total	300,000	100.0%	300,000	100.0%

(9) INTANGIBLE ASSETS, TANGIBLE ASSETS (PROPERTY AND EQUIPMENT)
The Bank’s intangible assets amounted to EUR 6.7 million (6.8).

Computer software
2009	development costs,
(Amounts in EUR 1,000)	total
Intangible assets
Acquisition value at the beginning of the year	15,415
Acquisitions during the year	2,505
Sales/disposals during the year	—
Acquisition value at the end of the year	17,920

Accumulated amortisation at the beginning of the year	8,599
Amortisation according to plan for the year	2,618
Accumulated amortisation on sales/disposals during the year	—
Accumulated amortisation at the end of the year	11,216

Net book value	6,703

As of 31 December 2009, the historical cost of buildings and land was recognised in the statement of financial position (net of depreciation on the buildings in accordance with the depreciation plan) at EUR 26.3 million (27.0).
The value of office equipment and other tangible assets is recognised at EUR 7.1 million (8.1).

2009		Office equipment and
(Amounts in EUR 1,000)	Buildings	other tangible assets	Total
Tangible assets
Acquisition value at the beginning of the year	33,739	15,731	49,471
Acquisitions during the year	—	814	814
Sales/disposals during the year	—	-65	-65

Acquisition value at the end of the year	33,739	16,480	50,219

Accumulated depreciation at the beginning of the year	6,739	7,625	14,364
Depreciation according to plan for the year	670	1,786	2,456
Accumulated depreciation on sales/disposals during the year	—	-58	-58
Accumulated depreciation at the end of the year	7,409	9,353	16,762

Net book value	26,331	7,127	33,457

On each balance sheet date, the Bank’s assets are assessed to determine whether there is any indication of an asset’s impairment. As of 31 December 2009, there were no indications of impairment of the intangible or tangible assets.

2008	Computer software
(Amounts in EUR 1,000)	development costs, total
Intangible assets
Acquisition value at the beginning of the year	13,392
Acquisitions during the year	2,023
Sales/disposals during the year	—
Acquisition value at the end of the year	15,415

Accumulated amortisation at the beginning of the year	6,652
Amortisation according to plan for the year	1,947
Accumulated amortisation on sales/disposals during the year	—
Accumulated amortisation at the end of the year	8,599

Net book value	6,816

2008		Office equipment and
(Amounts in EUR 1,000)	Buildings	other tangible assets	Total
Tangible assets
Acquisition value at the beginning of the year	33,704	15,237	48,941
Acquisitions during the year	36	775	810
Sales/disposals during the year	—	-281	-281

Acquisition value at the end of the year	33,739	15,731	49,471

Accumulated depreciation at the beginning of the year	6,069	6,105	12,174
Depreciation according to plan for the year	670	1,743	2,414
Accumulated depreciation on sales/disposals during the year	—	-224	-224
Accumulated depreciation at the end of the year	6,739	7,625	14,364

Net book value	27,001	8,106	35,107

(10) DEPRECIATION

(Amounts in EUR 1,000)	2009	2008
Intangible assets	2,618	1,947
Tangible assets	2,456	2,414
Buildings	670	670
Office equipment	1,786	1,743

Total	5,074	4,360

(11) OTHER ASSETS
Derivatives are included in “Other assets”.

(Amounts in EUR million)	2009	2008
Interest rate swaps 1)	10,970	9,913
Currency swaps 2)	16,682	16,307

Total, nominal amount	27,653	26,221

Netting of nominal amount per derivative	-26,667	-25,117
Derivative receivables, net	986	1,104
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	478	630

Derivative instruments	1,464	1,734

Receivables from defaulted counterparties	19	—
Other	10	8

Total	1,493	1,742

1)	Interest rate swaps at floating interest rates EUR 2,837 million (2,557) and fixed interest rates EUR 8,133 million (7,357).

2)	Currency swaps at floating interest rates EUR 9,379 million (9,235) and fixed interest rates EUR 7,303 million (7,072).
Derivatives are carried at fair value in the statement of financial position net per contract. Thus, swap contracts with a positive net fair value are recognised in the statement of financial position under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

(12) DEBTS EVIDENCED BY CERTIFICATES AND SWAPS
At year-end, the Bank’s borrowings evidenced by certificates were distributed among the currencies shown in the table below. The table also demonstrates the distribution of borrowings by currency on an after-swap nominal basis.

			Swap contracts
	Borrowing		payable/receivable		Net currency
(Amounts in EUR million)	2009	2008	2009	2008	2009	2008
Currency
Nordic currencies	608	292	2,726	2,908	3,334	3,201
EUR	1,541	723	9,376	9,487	10,916	10,209
USD	8,564	9,476	-5,117	-5,607	3,447	3,869
JPY	1,992	2,027	-1,943	-1,965	49	62
GBP	1,880	1,788	-1,852	-1,767	27	21
HKD	201	245	-201	-245	—	—
Other currencies	2,830	2,289	-2,703	-2,158	126	131

Total	17,614	16,841	285	652	17,900	17,493

Adjustments to hedge accounting and changes in fair value of non-hedging derivatives	383	709	-325	-601	58	108
Swap fees	—	—	-3	-4	-3	-4

Total, borrowings outstanding	17,998	17,549	-43	47	17,955	17,597

The table set forth above includes 305 (293) borrowing transactions in the equivalent amount of EUR 9,030 million (8,193) entered into under the Bank’s euro medium-term note programme, 0 (0) borrowing transactions in the equivalent amount of EUR 0 million (0) under the Bank’s Swedish medium-term note programme, 10 (12) borrowing transactions in the equivalent amount of EUR 6,519 million (6,899) under the Bank’s US medium-term note programmes and 12(10) borrowing transactions in the equivalent amount of EUR 1,366 million (1,050) under the Bank’s Australian medium-term note programme. The Bank has established a EUR 2,000 million commercial paper programme in Europe and another USD 600 million programme in the United States.
Of debt securities issued, the amount of EUR 2,085 million (2,331) is at floating interest rates, while EUR 15,308 million (14,284) is at fixed interest rates. Of the other borrowing transactions, the amount of EUR 94 million (88) is at floating interest rates, while EUR 127 million (138), is at fixed interest rates.
(13) OTHER LIABILITIES
Derivatives are included in “Other liabilities”.

(Amounts in EUR million)	2009	2008
Interest rate swaps 1)	10,942	9,855
Currency swaps 2)	16,991	17,013

Total, nominal amount	27,933	26,868

Netting of nominal amount per derivative	-26,662	-25,112
Derivative payables, net	1,271	1,756
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	153	29
Derivative instruments	1,424	1,785
Other	8	5

Total	1,432	1,790

1)	Interest rate swaps at floating interest rates EUR 9,446 million (8,820) and fixed interest rates EUR 1,496 million (1,035).

2)	Currency swaps at floating interest rates EUR 16,781 million (16,756) and fixed interest rates EUR 210 million (257).
Derivatives are carried at fair value in the statement of financial position net per contract. Thus, swap contracts with a positive net fair value are recognised in the statement of financial position under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.
(14) AUTHORISED CAPITAL—PAID-IN CAPITAL
The member countries’ portions of authorised capital are as follows:

		Share, in		Share, in
(Amounts in EUR million)	2009	%	2008	%
Member country
Denmark	881.1	21.3	881.1	21.3
Estonia	30.2	0.7	30.2	0.7
Finland	765.8	18.5	765.8	18.5
Iceland	38.6	0.9	38.6	0.9
Latvia	43.9	1.1	43.9	1.1
Lithuania	67.8	1.6	67.8	1.6
Norway	793.1	19.1	793.1	19.1
Sweden	1,521.4	36.7	1,521.4	36.7

Total	4,141.9	100.0	4,141.9	100.0

The member countries’ portions of paid-in capital are as follows:

		Share, in		Share, in
(Amounts in EUR million)	2009	%	2008	%
Member country
Denmark	89.2	21.3	89.2	21.3
Estonia	3.1	0.7	3.1	0.7
Finland	74.4	17.8	74.4	17.8
Iceland	3.9	0.9	3.9	0.9
Latvia	4.4	1.1	4.4	1.1
Lithuania	6.9	1.6	6.9	1.6
Norway	77.1	18.4	77.1	18.4
Sweden	159.5	38.1	159.5	38.1

Total	418.6	100.0	418.6	100.0

(15) STATUTORY RESERVE AND CREDIT RISK FUNDS
At the end of 2009, the Statutory Reserve amounted to EUR 670.6 million, or 16.2% of the Bank’s authorised capital of EUR 4,141.9 million.
The General Credit Risk Fund recognised in “Equity” is built up by means of allocations from prior years’ profits. This fund is established to cover unidentified, exceptional credit losses. The Statutory Reserve and the General Credit Risk Fund together constitute the Bank’s general reserves. The General Credit Risk Fund amounted to EUR 340.9 million in 2009.
In accordance with its Statutes, the Bank has a Special Credit Risk Fund for the Project Investment Loan facility (PIL). This fund is primarily designed to cover the Bank’s own risk in respect of this PIL loan facility, which in part is guaranteed by the member countries. In 2009, the fund amounted to EUR 281.9 million. The Bank assumes 100% of any losses under individual PIL loans, up to the amount available at any given time in the Special Credit Risk Fund for PIL. Only after this fund has been fully used, can the Board of Directors call the member country guarantees.
Taken together, these credit risk funds (General Credit Risk Fund and Special Credit Risk Fund PIL) amounted to EUR 622.8 million as of 31 December 2009.
As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have, as of 1 January 2005, agreed to pay to the Bank’s reserves altogether the amount of EUR 42.7 million in the same proportion as their share of the subscribed capital. Estonia, Latvia and Lithuania are making their payments in semi-annual instalments, in accordance with individual payment agreements, during the period from 31 March 2008 to 30 September 2012.

(16) COLLATERAL AND COMMITMENTS

(Amounts in EUR million)	2009	2008
Guarantees issued at nominal amount (Note 8)	12	17
Loans agreed but not yet disbursed (Note 8)	765	1,419
Borrowing commitments	—	—
Collateral provided for staff loans 1)	—	—

Securities as collateral for repurchase agreements 1)	—	43
Callable commitments in financial placements	63	62
Collateral with respect to derivatives exposure
Collateral received 2)	616	619
Collateral given 1)	—	—

1)	Book value

2)	Fair value
(17) FAIR VALUE OF FINANCIAL INSTRUMENTS
The table below analyses financial instruments measured at fair value at the end of the reporting period, by the level in the fair value hierarchy into which the fair value measurement is categorised:

	Carrying		2009	Carrying		2008
(Amounts in EUR million)	amount	Fair value	Difference	amount	Fair value	Difference
Assets
Cash accounts with banks 1)	9	9	—	6	6	—
Cash equivalents at fair value through profit or loss held for trading 1)	555	555	—	7	7	—
Other cash and cash equivalents, held-to-maturity 2)	410	410	—	2,487	2,489	2

Cash and cash equivalents, total	974	974	—	2,500	2,503	2

Placements with credit institutions 2)	85	85	—	82	83	1
Debt securities at fair value through profit or loss, held for trading 1)	3,298	3,298	—	2,461	2,461	—
Other debt securities, held-to-maturity 1)	2,361	2,390	29	2,317	2,287	-30

Debt securities, total	5,659	5,688	29	4,778	4,748	-30

Other financial placements available for sale 3)	20	20	—	14	14	—
Hedged loans outstanding in fair value hedging relationships 2)	1,376	1,376	—	1,286	1,286	—
Loans outstanding, other 2)	12,386	12,397	10	11,777	11,823	46

Loans outstanding, total	13,763	13,773	10	13,063	13,109	46

Hedging derivatives at fair value 2)	1,319	1,319	—	1,383	1,383	—
Other derivatives at fair value 2)	145	145	—	352	352	—

Derivatives at fair value, total	1,464	1,464	—	1,734	1,734	—

Receivables from defaulted counterparties at fair value 3)	19	19	—	—	—	—
			39			19

	Carrying		2009	Carrying		2008
(Amounts in EUR million)	amount	Fair value	Difference	amount	Fair value	Difference
Liabilities
Short-term amounts owed to credit institutions 2)	452	452	—	1,093	1,094	1
Long-term amounts owed to credit institutions 2)	201	201	—	79	80	1
Repurchase agreements 2)	—	—	—	46	46	—
Hedged debt securities issued in fair value hedging relationships 2)	17,923	17,923	—	17,169	17,169	—
Other debt securities issued 2)	74	75	—	152	151	-1

Debt securities issued, total	17,998	17,998	—	17,320	17,319	-1

Hedged other debt in fair value hedging relationships 2)	222	222	—	229	229	—
Hedging derivatives at fair value 2)	821	821	—	1,134	1,134	—
Other derivatives at fair value 2)	603	603	—	651	651	—

Derivatives at fair value, total	1,424	1,424	—	1,785	1,785	—
			—			1

Net			39			20

1)	The fair value is determined according to market quotes for identical instruments.

2)	The fair value is determined using valuation techniques with observable market inputs.

3)	The fair value is determined using valuation techniques with unobservable market inputs.
Financial instruments measured at fair value at the end of the period
The table below analyses financial instruments measured at fair value at the end of the year by the level in the fair value hierarchy into which the fair value measurement is categorised. See Accounting policies, Determination of fair value.

31.12.2009 (Amounts in EUR million)	Level 1	Level 2	Level 3
Cash accounts with banks	9
Cash equivalents at fair value through profit or loss held for trading	555
Debt securities at fair value through profit or loss held for trading	3,298
Other financial placements available for sale			20	1)
Hedged loans outstanding in fair value hedging relationships		1,376
Derivatives		1,464
Receivables from defaulted counterparties			19	2)

Financial assets measured at fair value, total	3,862	2,840	39

Hedged debt securities issued in fair value hedging relationships		17,923
Hedged other debt in fair value hedging relationships		222
Derivatives		1,424

Financial liabilities measured at fair value, total		19,569

31.12.2008 (Amounts in EUR million)	Level 1	Level 2	Level 3
Cash accounts with banks	6
Cash equivalents at fair value through profit or loss held for trading	7
Debt securities at fair value through profit or loss held for trading	2,461
Other financial placements available for sale			14
Hedged loans outstanding in fair value hedging relationships		1,286
Derivatives		1,734

Financial assets measured at fair value, total	2,475	3,020	14

Hedged debt securities issued in fair value hedging relationships		17,169
Hedged other debt in fair value hedging relationships		229
Derivatives		1,785

Financial liabilities measured at fair value, total		19,183

1)	Including transfer of loans EUR 9 million to other financial placements.

2)	Receivables from defaulted treasury counterparties are measured at fair value. Receivables from defaulted lending counterparties are measured at cost minus impairment.

(18) MATURITY PROFILE
The table set forth below presents assets and liabilities according to their remaining maturities, calculated from closing date to maturity date. The possibility of prepayments is taken into consideration regarding derivative contracts and borrowing transactions. Loans outstanding, however, are reported according to the latest possible repayment date. Those assets and liabilities that do not have a contractual maturity date, as well as all value adjustments, are recognised in the “Undefined” column. See also Notes 11 and 13 and Financial Guidelines and Risk Management, Market risk.

		Over 3	Over 6
		months	months	Over 1	Over 5
		and up to	and up to	year and	years and
	Up to and	and	and	up to and	up to and
2009	including	including	including	including	including	Over
(Amounts in EUR million)	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total
Assets
Cash and cash equivalents	876	68	30	—	—	—	—	974
Financial placements
Placements with credit institutions	27	8	48	—	—	—	2	85
Debt securities	778	497	427	3,051	690	297	-81	5,659
Other	—	—	—	—	—	—	20	20

	805	505	475	3,051	690	297	-59	5,764

Loans outstanding	218	296	694	5,815	5,466	1,226	49	13,763
Intangible assets	—	—	—	—	—	—	7	7
Tangible assets	—	—	—	—	—	—	33	33
Other assets
Derivatives
Receivables	593	934	2,765	9,078	3,502	2,511	479	19,862
Payables	-511	-909	-2,730	-8,779	-3,137	-2,332	—	-18,398

	81	25	35	299	365	179	479	1,464
Other assets	—	—	—	—	—	—	29	29
Payments to the Bank’s reserves, receivable	—	—	—	—	—	—	18	18
Accrued interest and fees receivable	—	—	—	—	—	—	372	372

Total assets	1,979	894	1,233	9,165	6,521	1,703	928	22,423

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	445	7	—	—	—	—	—	452
Long-term	57	67	77	—	—	—	—	201

	502	74	77	—	—	—	—	653

Repurchase agreements	—	—	—	—	—	—	—	—
Debts evidenced by certificates	857	1,522	2,578	9,415	2,668	575	383	17,998
Other liabilities
Derivatives
Receivables	-56	-520	-982	-4,665	-1,538	-508	—	-8,268
Payables	65	641	1,046	5,318	1,832	633	158	9,692

	10	121	63	653	294	125	158	1,424
Other liabilities	—	—	—	—	—	—	8	8
Accrued interest and fees receivable	—	—	—	—	—	—	291	291

Total liabilities	1,369	1,716	2,718	10,067	2,963	701	839	20,373

		Over 3	Over 6
		months	months	Over 1	Over 5
		and up to	and up to	year and	years and
	Up to and	and	and	up to and	up to and
2009	including	including	including	including	including	Over
(Amounts in EUR million)	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total
Equity	—	—	—	—	—	—	2,050	2,050

Total liabilities and equity	1,369	1,716	2,718	10,067	2,963	701	2,890	22,423

Net during the period	611	-823	-1,485	-902	3,558	1,002	-1,962	—
Cumulative net during the period	611	-212	-1,697	-2,599	960	1,962	—	—
Guarantee commitments	—	—	—	12	—	—	—	12

		Over 3	Over 6
		months	months	Over 1	Over 5
		and up to	and up to	year and	years and
	Up to and	and	and	up to and	up to and
2008	including	including	including	including	including	Over
(Amounts in EUR million)	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total
Assets
Cash and cash equivalents	2,428	72	—	—	—	—	—	2,500
Financial placements
Placements with credit institutions	23	17	40	—	—	—	2	82
Debt securities	186	137	507	3,006	850	408	-316	4,779
Other	—	—	—	—	—	—	14	14

	209	154	548	3,006	850	408	-300	4,875

Loans outstanding	261	385	644	5,629	4,949	1,226	-30	13,063
Intangible assets	—	—	—	—	—	—	7	7
Tangible assets	—	—	—	—	—	—	35	35
Other assets
Derivatives
Receivables	1,312	1,031	982	9,251	3,497	1,423	630	18,126
Payables	-1,161	-994	-923	-8,975	-3,096	-1,243	—	-16,392

	151	37	60	276	401	180	630	1,734
Other assets	—	—	—	—	—	—	8	8
Payments to the Bank’s reserves, receivable	—	—	—	—	—	—	32	32
Accrued interest and fees receivable	—	—	—	—	—	—	367	367

Total assets	3,048	648	1,251	8,911	6,200	1,814	749	22,620

		Over 3	Over 6
		months	months	Over 1	Over 5
		and up to	and up to	year and	years and
	Up to and	and	and	up to and	up to and
2008	including	including	including	including	including	Over
(Amounts in EUR million)	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	1,085	8	—	—	—	—	—	1,093
Long-term	23	17	39	—	—	—	—	79

	1,108	25	39	—	—	—	—	1,172

Repurchase agreements	—	46	—	—	—	—	—	46
Debts evidenced by certificates	1,716	1,185	1,620	9,244	2,327	750	709	17,549
Other liabilities
Derivatives
Receivables	-269	-782	-794	-4,910	-1,324	-650	—	-8,729
Payables	336	964	964	5,769	1,588	857	36	10,514

	68	181	170	858	265	207	36	1,785
Other liabilities	—	—	—	—	—	—	5	5
Accrued interest and fees receivable	—	—	—	—	—	—	333	333

Total liabilities	2,891	1,437	1,829	10,102	2,591	957	1,083	20,890

Equity	—	—	—	—	—	—	1,730	1,730

Total liabilities and equity	2,891	1,437	1,829	10,102	2,591	957	2,813	22,620

Net during the period	157	-789	-578	-1,191	3,609	856	-2,064	—
Cumulative net during the period	157	-632	-1,209	-2,401	1,208	2,064	—	—

(19) INTEREST RATE RISK
Interest rate risk is the impact that fluctuations in market interest rates can have on the value of the Bank’s interest-bearing assets and liabilities and on the interest income recognised in the statement of comprehensive income. The table below provides information on the extent of the Bank’s interest rate exposure. The assets and liabilities are grouped into brackets defined by their time to maturity or the date of the interest rate adjustment. The difference, or gap, between assets and liabilities in each time bracket makes the Bank sensitive to interest rate fluctuations. See also Financial Guidelines and Risk Management, Market risk.

			Over 6
		Over 3	months	Over 1	Over 5
		months	and up to	year and	years and
	Up to and	and up to and	and	up to and	up to and
2009	including	including	including	including	including	Over
(Amounts in EUR million)	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total
Assets
Cash and cash equivalents	876	68	30	—	—	—	—	974
Financial placements
Placements with credit institutions	27	8	48	—	—	—	2	85
Debt securities	3,390	125	189	1,219	521	297	-81	5,659
Other	—	—	—	—	—	—	20	20

	3,416	133	237	1,219	521	297	-59	5,764

Loans outstanding	5,251	6,729	598	376	560	200	49	13,763
Intangible assets	—	—	—	—	—	—	7	7
Tangible assets	—	—	—	—	—	—	33	33
Other assets
Derivatives
Receivables 1)	8,422	4,947	2,065	8,468	2,414	1,336	479	28,130
Other assets	—	—	—	—	—	—	29	29
Payments to the Bank’s reserves, receivable	—	—	—	—	—	—	18	18
Accrued interest and fees receivable	—	—	—	—	—	—	372	372

Total assets	17,965	11,877	2,930	10,063	3,495	1,834	928	49,090

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	445	7	—	—	—	—	—	452
Long-term	57	67	77	—	—	—	—	201

	502	74	77	—	—	—	—	653

			Over 6
		Over 3	months	Over 1	Over 5
		months	and up to	year and	years and
	Up to and	and up to and	and	up to and	up to and
2009	including	including	including	including	including	Over
(Amounts in EUR million)	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total
Repurchase agreements	—	—	—	—	—	—	—	—
Debts evidenced by certificates	1,575	1,909	2,417	8,958	2,493	262	383	17,998
Other liabilities
Derivatives
Payables 1)	18,568	7,675	25	764	505	396	158	28,091
Other liabilities	—	—	—	—	—	—	8	8
Accrued interest and fees payable	—	—	—	—	—	—	291	291

Total liabilities	20,646	9,658	2,519	9,721	2,998	658	839	47,040

Equity	—	—	—	—	—	—	2,050	2,050

Total liabilities and equity	20,646	9,658	2,519	9,721	2,998	658	2,890	49,090

Net during the period	-2,681	2,218	411	341	497	1,175	-1,962	—
Cumulative net during the period	-2,681	-462	-52	289	787	1,962	—	—
Guarantee commitments	—	—	—	12	—	—	—	12

1)	Swaps are not netted.

		Over 3	Over 6
		months	months	Over 1	Over 5
		and up to	and up to	year and	years and
	Up to and	and	and	up to and	up to and
2008	including	including	including	including	including	Over
(Amounts in EUR million)	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total
Assets
Cash and cash equivalents	2,428	72	—	—	—	—	—	2,500
Financial placements
Placements with credit institutions	23	17	40	—	—	—	2	82
Debt securities	3,236	9	21	886	535	408	-316	4,779
Other	—	—	—	—	—	—	14	14

	3,258	26	61	886	535	408	-300	4,875

Loans outstanding	4,808	6,712	484	329	487	192	50	13,063
Intangible assets	—	—	—	—	—	—	7	7
Tangible assets	—	—	—	—	—	—	35	35

		Over 3	Over 6
		months	months	Over 1	Over 5
		and up to	and up to	year and	years and
	Up to and	and	and	up to and	up to and
2008	including	including	including	including	including	Over
(Amounts in EUR million)	3 months	6 months	1 year	5 years	10 years	10 years	Undefined	Total
Other assets
Derivatives
Receivables 1)	7,755	5,761	1,388	8,816	2,094	410	627	26,851
Other assets	—	—	—	—	—	—	8	8
Payments to the Bank’s reserves, receivable	—	—	—	—	—	—	32	32
Accrued interest and fees receivable	—	—	—	—	—	—	367	367

Total assets	18,250	12,571	1,933	10,031	3,116	1,010	825	47,737

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	1,085	8	—	—	—	—	—	1,093
Long-term	23	17	39	—	—	—	—	79

	1,108	25	39	—	—	—	—	1,172

Repurchase agreements	—	46	—	—	—	—	—	46
Debts evidenced by certificates	2,438	1,701	1,388	8,813	2,091	409	709	17,549
Other liabilities
Derivatives
Payables 1)	15,252	10,420	114	293	466	323	33	26,901
Other liabilities	—	—	—	—	—	—	5	5
Accrued interest and fees payable	—	—	—	—	—	—	333	333

Total liabilities	18,798	12,192	1,541	9,106	2,557	733	1,080	46,007

Equity	—	—	—	—	—	—	1,730	1,730

Total liabilities and equity	18,798	12,192	1,541	9,106	2,557	733	2,810	47,737

Net during the period	-549	380	392	925	559	278	-1,985	—
Cumulative net during the period	-549	-169	223	1,148	1,707	1,985	—	—

1)	Swaps are not netted.
(20) CURRENCY RISK
NIB’s operations are mostly in euro and US dollars. The table below shows the net of assets and liabilities of the major currencies. See also Financial Guidelines and Risk Management, Market risk.

Net currency position as of 31 December 2009:

							Fair value
						Other	adjustments
(Amounts in EUR million)	EUR	USD	GBP	JPY	SEK	currencies	and swap netting	Total
Assets
Cash and cash equivalents	674	282	1	—	5	11	—	974
Financial placements
Placements with credit institutions	80	—	—	—	—	5	—	85
Debt securities	4,939	720	—	—	—	1	—	5,659
Other financial placements	20	—	—	—	—	—	—	20

	5,039	720	—	—	—	6	—	5,764
Loans outstanding	7,771	2,444	1	48	1,783	1,668	49	13,763
Intangible assets	7	—	—	—	—	—	—	7
Tangible assets	33	—	—	—	—	—	—	33
Other assets
Derivatives	-9,414	5,084	1,880	1,951	-1,774	1,992	1,745	1,463
Other assets	10	7	—	—	—	11	—	29

	-9,404	5,091	1,880	1,951	-1,774	2,004	1,745	1,492
Payments to the Bank’s reserves, receivable	18	—	—	—	—	—	—	18
Accrued interest and fees receivable	134	116	32	16	7	91	-23	372

Total assets	4,271	8,652	1,914	2,016	20	3,780	1,770	22,423

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	438	4	—	—	—	10	—	452
Long-term amounts owed to credit institutions	196	—	—	—	—	5	—	201

	634	4	—	—	—	15	—	653
Repurchase agreements	—	—	—	—	—	—	—	—
Debts evidenced by certificates
Debt securities issued	1,479	8,494	1,880	1,902	16	3,623	383	17,775

							Fair value
						Other	adjustments
(Amounts in EUR million)	EUR	USD	GBP	JPY	SEK	currencies	and swap netting	Total
Other debt	62	69	—	90	—	—	1	222

	1,541	8,564	1,880	1,992	16	3,623	383	17,998
Other liabilities
Derivatives	—	—	—	—	—	—	1,424	1,424
Other liabilities	8	—	—	—	—	—	—	8
	8	—	—	—	—	—	1,424	1,432
Accrued interest and fees payable	63	108	32	16	4	90	-23	291

Total liabilities	2,246	8,676	1,911	2,008	20	3,728	1,784	20,374
Equity	1,726	—	—	—	—	—	—	1,726

Total liabilities and equity	3,972	8,676	1,911	2,008	20	3,728	1,784	22,100

Net of assets and liabilities as of 31 Dec 2009	299	-24	3	8	—	52	-14	323
Net currency position as of 31 December 2008:

							Fair value
							adjustments
						Other	and swap
(Amounts in EUR million)	EUR	USD	GBP	JPY	SEK	currencies	netting	Total
Assets
Cash and cash equivalents	1,821	630	20	—	12	18	—	2,500
Financial placements
Placements with credit institutions	82	—	—	—	—	—	—	82
Debt securities	4,072	707	—	—	—	—	—	4,779
Other financial placements	14	—	—	—	—	—	—	14

	4,168	707	—	—	—	—	—	4,875
Loans outstanding	6,965	2,673	2	54	1,755	1,563	50	13,063
Intangible assets	7	—	—	—	—	—	—	7
Tangible assets	35	—	—	—	—	—	—	35
Other assets
Derivatives	-9,487	5,607	1,767	1,965	-1,753	1,255	2,379	1,734
Other assets	7	1	—	—	—	—	—	8

	-9,479	5,608	1,767	1,965	-1,753	1,255	2,379	1,742
Payments to the Bank’s reserves, receivable	32	—	—	—	—	—	—	32
Accrued interest and fees receivable	167	155	30	34	19	85	-123	367

Total assets	3,716	9,773	1,819	2,054	32	2,921	2,306	22,620

							Fair value
							adjustments
						Other	and swap
(Amounts in EUR million)	EUR	USD	GBP	JPY	SEK	currencies	netting	Total
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	941	134	—	—	—	17	—	1,093
Long-term amounts owed to credit institutions	79	—	—	—	—	—	—	79

	1,020	134	—	—	—	17	—	1,172
Repurchase agreements	46	—	—	—	—	—	—	46
Debts evidenced by certificates
Debt securities issued	688	9,404	1,788	1,908	15	2,812	705	17,320
Other debt	35	72	—	119	—	—	3	229

	723	9,476	1,788	2,027	15	2,812	709	17,549
Other liabilities
Derivatives	—	—	—	—	—	—	1,785	1,785
Other liabilities	5	—	—	—	—	—	—	5

	5	—	—	—	—	—	1,785	1,790
Accrued interest and fees payable	132	160	30	34	16	83	-123	333

Total liabilities	1,926	9,770	1,818	2,061	31	2,912	2,371	20,890

Equity	2,011	—	—	—	—	—	—	2,011
Total liabilities and equity	3,937	9,770	1,818	2,061	31	2,912	2,371	22,902

Net of assets and liabilities as of 31 Dec 2008	-221	2	—	-7	1	9	-65	-281

(21) AVERAGE STATEMENT OF FINANCIAL POSITION

(Amounts in EUR million)	2009	2008
Assets
Cash and cash equivalents	1,878	1,486
Financial placements
Placements with credit institutions	96	82
Debt securities	5,060	4,991
Other	15	11
	5,171	5,084

Loans outstanding	13,499	12,870
Intangible assets	6	7
Tangible assets	34	36
Other assets
Derivatives	1,597	1,127
Other assets	15	4
	1,612	1,130

Payments to the Bank’s reserves, receivable	24	36
Accrued interest and fees receivable	368	382

Total assets	22,592	21,032

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	684	477
Long-term amounts owed to credit institutions	142	80

	826	557

Repurchase agreements	20	12

Short-term debt	12	—

(Amounts in EUR million)	2009	2008
Debts evidenced by certificates
Debt securities issued	17,778	15,888
Other debt	232	202

	18,010	16,090

Other liabilities
Derivatives	1,519	2,039
Other liabilities (incl. exchange rate adjustments)	7	7

	1,526	2,046

Accrued interest and fees payable	305	346

Total liabilities	20,699	19,051

Equity	1,893	1,981

Total liabilities and equity	22,592	21,032

The average statement of financial position is calculated on a monthly basis.
(22) RELATED PARTY DISCLOSURES
The Bank provides services to and enters into transactions with the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO), which have for the most part the same owners as NIB. The following table shows the outstanding balance of amounts owed to NDF and NEFCO and the interest paid during the year. The interest paid to these institutions is at normal commercial rates.

			Amounts owed by	Amounts owed to
	Interest from	Interest to	related parties as of 31	related parties as of 31
(Amounts in EUR 1,000)	related parties	related parties	Dec	Dec
2009	—	3,896	112	202,489
2008	—	7,516	95	156,417
Rental income (NDF, NEFCO)

(Amounts in EUR 1,000)	NDF	NEFCO
2009	114	152
2008	110	148

(23) CASH FLOW STATEMENT
Specification of the change in net liquidity on 31 December:

(Amounts in EUR 1,000)	2009	2008
Cash and balances with banks 1)	9,072	13,265
Short-term placements with credit institutions	964,765	2,487,134
Liquid debt securities at floating interest rates	—	2,276,422

Cash and cash equivalents	973,837	4,776,821

Short-term amounts owed to credit institutions	-452,395	-1,092,809
Short-term repurchase agreements	—	-45,900

Net liquidity	521,442	3,638,112

Debt securities at floating rate interest transferred from Cash and cash equivalents		-2,276,422

Opening balance of Net liquidity 2009		1,361,690

Change in net liquidity	-840,248	-400,675

1)	Including an initial margin requirement of EUR 2,078 thousand (823) for futures on 31 December.
(24) EXCHANGE RATES

		EUR rate on 31 Dec		EUR rate on 31 Dec
		2009		2008
DKK	Danish Krone	7.4418		7.4506
EEK	Estonian Kroon	15.6466		15.6466
ISK	Icelandic Króna	178.87	1)	290.0
LVL	Latvian Lats	0.7093		0.7083
NOK	Norwegian Krone	8.3		9.7500
SEK	Swedish Krona	10.252		10.87
ARS	Argentine Peso	5.4376	2)	4.80137	2)
AUD	Australian Dollar	1.6008		2.0274
CAD	Canadian Dollar	1.5128		1.6998
CHF	Swiss Franc	1.4836		1.4850
CZK	Czech Koruna	26.473		26.875

		EUR rate on 31 Dec		EUR rate on 31 Dec
		2009		2008
GBP	Pound Sterling	0.8881		0.95250
HKD	Hong Kong Dollar	11.1709		10.7858
JPY	Japanese Yen	133.16		126.14
MXN	Mexican Peso	18.9223		19.2333
NZD	New Zealand Dollar	1.9803		2.4191
PLN	Polish Zloty	4.1045		4.1535
RUB	Russian Rouble	43.154		41.2830
SDR	Special Drawing Right	0.91893	2)	0.90354	2)
SGD	Singapore Dollar	2.0194		2.0040
SKK	Slovak Koruna	—		30.126
TRY	New Turkish Lira	2.1547		2.1488
TWD	New Taiwan Dollar	45.45	2)	45.66864	2)
USD	United States Dollar	1.4406		1.3917
ZAR	South African Rand	10.666		13.0667

1)	Reuters closing per 31 December 2009.

2)	The exchange rate is calculated using the year-end market rate for USD/relevant currency, which then provides the EUR/relevant currency rate.
25) POST-BALANCE SHEET EVENTS
There have been no material post-balance sheet events that would require disclosure or adjustment to these financial statements. On 4 March 2010, the Board of Directors reviewed and signed the financial statements. These financial statements will be submitted for approval to the Annual Meeting of the Board of Governors to be held on 20 May 2010.
Auditors’ reports
INDEPENDENT AUDITORS’ REPORT TO THE CONTROL COMMITTEE OF THE NORDIC INVESTMENT BANK
In our capacity as auditors appointed by the Control Committee of the Nordic Investment Bank we have audited the accompanying financial statements of the Bank, which comprise the statement of financial position as at 31 December 2009, and the statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.
The Board of Directors’ and the President’s responsibility for the financial statements
The Board of Directors and the President are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the Nordic Investment Bank as of 31 December 2009, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on the other requirements
In accordance with the Terms of Engagement our audit also included a review of whether the Board of Directors’ and the President’s administration have complied with the Statutes of the Bank. It is our opinion that the administration of the Board of Directors and the President complied with the Statutes of the Bank.
Helsinki, 5 March 2010
Sixten Nyman
Authorised Public Accountant
KPMG Oy Ab
Mannerheimintie 20 B
00100 Helsinki
Finland
Per Gunslev
State Authorised Public Accountant
KPMG, Statsautoriseret Revisionspartnerselskab
Borups Allé 177
2000 Frederiksberg
Denmark
STATEMENT BY THE CONTROL COMMITTEE OF THE NORDIC INVESTMENT BANK ON THE AUDIT OF THE ADMINISTRATION AND ACCOUNTS OF THE BANK
To the Board of Governors of the Nordic Investment Bank
In accordance with section 17 of the Statutes of the Nordic Investment Bank, we have been appointed to ensure that the operations of the Bank are conducted in accordance with its Statutes and to be responsible for the audit of the Bank’s accounts. Having completed our assignment for the year 2009, we hereby submit the following report.
     The Control Committee met during the fiscal year as well as after the Bank’s Financial Statements had been prepared, and the Committee performed the control and examination measures considered necessary. The Annual Report of the Bank was examined at a meeting in Helsinki on 5 March 2010. In carrying out its tasks, the Control Committee received such information and carried out such examination measures as it deemed necessary to assess the Bank’s position in regard to its risks. We have also received the Independent Auditors’ Report, submitted on 5 March 2010 by the authorized public accountants appointed by the Control Committee.
Following our audit, we consider that
•    The Bank’s operations during the financial year have been conducted in accordance with the Statutes; and that
•    The Financial Statements give a true and fair view of the financial position of the Bank as at 31 December 2009 and of its results and financing in 2009. The Statement of comprehensive income shows a profit of EUR 323,899,669.47 for the financial period.
•    We note that the partial normalization of financial markets has allowed the Bank to recoup a substantial amount of unrealized losses on financial assets from 2008 which were not related to the collapse of Lehman Bros. and Icelandic banks, and that the impairment of the Bank’s lending portfolio due to the crisis has so far been rather limited, while future performance will depend on the economic recovery of the sectors in which the Bank is active as a lender.
We recommend to the Board of Governors that:
•    The allocation of the Bank’s profit for the financial period, as proposed by the Board of Directors, be approved;
•    The Statement of comprehensive income and the Statement of financial position be adopted;
•    The proposal by the Board of Directors that no dividends are made available to the Bank’s Member Countries for 2009 be approved; and
•    The Board of Directors and the President be discharged from liability for the administration of the Bank’s operations during the accounting period examined by us.
Helsinki, 5 March 2010
Torsten Gersfelt
Sigita Burbiene
Kari Lise Holmberg
Per Kaalund
Johan Linander
Tuula Peltonen
Hannu Riippi
Ragnheiður Ríkharðsdóttir
Taavi Rõivas
Viesturs Sileniks